SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U5S

ANNUAL REPORT

For the year ended December 31, 2002

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Great Plains Energy Incorporated
(Name of registered holding company)

1201 Walnut
Kansas City, Missouri 64106
(Address of principle executive offices)

Name, Title and Address of Officer to Whom Notices
and Correspondence Concerning This Statement
Should be Addressed:

Andrea F. Bielsker
Senior Vice President – Finance,
Chief Financial Officer and Treasurer
Great Plains Energy Incorporated
1201 Walnut
Kansas City, Missouri 64106

TABLE OF CONTENTS

Page
ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
DECEMBER 31, 2002	3-9
ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS	9
ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF
SYSTEM SECURITIES	10
ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM
SECURITIES	11
ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES	12-14
ITEM 6. OFFICERS AND DIRECTORS
Part I. Name, principle business address and positions held as of
December 31, 2002	15-22
Part II. Financial connections as of December 31, 2002	23
Part III. Compensation and other related information	24-32
ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS	33
ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS
Part I. Service, sales and construction contracts between System
companies	34
Part II. System companies with contracts to purchase services or goods
from other affiliated companies	35
Part III. Management, supervisory, or financial advisory services	35
ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES	35
ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS	35-48
SIGNATURES	49

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002

	Number of
	Common	% of	Issuer Book	Owner's
	Shares	Voting	Value	Book Value	Business
Name of Company	Owned	Power	(000's)	(000's)	Type

Great Plains Energy Incorporated					Holding company
Investment in unsecured debt (Note 16)	n/a	n/a	$ 86,030	$ 86,030

Innovative Energy Consultants, Inc. (Note 1)	1	100%	$ 13,263	$ 13,263	Intermediate holding
					company; Rule 58
					energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 287	$ 287

Great Plains Power Incorporated (Note 2)	1	100%	$ (945)	$ (945)	Power generation
					development
Investment in unsecured debt (Note 16)	n/a	n/a	$ 28	$ 28

Kansas City Power & Light Company	1	100%	$ 745,033	$ 745,033	Electric public utility
Investment in unsecured debt (Note 16)	n/a	n/a	$ 12,268	$ 12,268

Kansas City Power & Light Receivables Company	1,000	100%	$ 3,437	$ 3,437	Financing subsidiary

Wolf Creek Nuclear Operating Corporation (Note 3)	47	47%	$ 0.1	$ 0.047	Nuclear operation &
					management; Rule 58
					energy-related

KCPL Financing I (Trust)	(Note 4)	(Note 4)	$ 4,640	$ 4,640	Financing subsidiary

Home Service Solutions Inc.	46,902,140	100%	$ 16,123	$ 16,123	Intermediate holding
					company; Rule 58
					energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 7,229	$ 7,229

Worry Free Service, Inc.	9,500,000	100%	$ 8,447	$ 8,447	Rule 58 energy-related

R.S. Andrews Enterprises, Inc. (Note 5)	12,037,383	80%	$ (6,994)	$ (6,994)	Intermediate holding
					company; Rule 58
					energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 12,239	$ 12,239

RSA Services Termite & Pest Control, Inc.	100	100%	$ (444)	$ (444)	Rule 58 energy-related

R.S. Andrews Enterprises of Charleston, Inc.	100	100%	$ 74	$ 74	Rule 58 energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 103	$ 103

R.S. Andrews Enterprises of Dallas, Inc.	100	100%	$ (386)	$ (386)	Rule 58 energy-related

R.S. Andrews Enterprises of Kansas, Inc.	100	100%	$ (2,334)	$ (2,334)	Rule 58 energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 876	$ 876

R. S. Andrews Enterprises of South Carolina, Inc.	100	100%	$ (353)	$ (353)	Rule 58 energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 93	$ 93

R.S. Andrews of Chattanooga, Inc.	100	100%	$ (415)	$ (415)	Rule 58 energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 13	$ 13

R.S. Andrews of Fairfax, Inc.	100	100%	$ (595)	$ (595)	Rule 58 energy-related

R.S. Andrews of Maryland, Inc.	100	100%	$ 979	$ 979	Rule 58 energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 782	$ 782

R.S. Andrews Services, Inc.	100	100%	$ (8,848)	$ (8,848)	Rule 58 energy-related

R.S. Andrews of Stuart II, Inc.	100	100%	$ (5,651)	$ (5,651)	Rule 58 energy-related

R.S. Andrews of Tidewater, Inc.	100	100%	$ 169	$ 169	Rule 58 energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 295	$ 295

	Number of
	Common	% of	Issuer Book	Owner's
	Shares	Voting	Value	Book Value	Business
Name of Company	Owned	Power	(000's)	(000's)	Type

R.S. Andrews of Wilmington, Inc.	100	100%	$ (152)	$ (152)	Rule 58 energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 348	$ 348

R.S. Andrews of North Carolina, Inc *	100	100%	$ -	$ -	Rule 58 energy-related

KLT Inc.	150,000	100%	$ 160,440	$ 160,440	Intermediate holding
					company
Investment in unsecured debt (Note 16)	n/a	n/a	$ 188,820	$ 188,820

KLT Investments Inc. (Note 2)	23,468	100%	$ 82,041	$ 82,041	Intermediate holding
					company

KLT Investments II Inc. (Note 2)	9,885	100%	$ 10,155	$ 10,155	Intermediate holding
					company
Investment in unsecured debt (Note 16)	n/a	n/a	$ 8,153	$ 8,153

KLT Energy Services Inc. (Note 2)	37,645	100%	$ 79,811	$ 79,811	Intermediate holding
					company; Rule 58
					energy-related
Other equity securities (Note 7)	n/a	(Note 7)	$ 1,725	$ 2,400
Investment in unsecured debt (Note 16)	n/a	n/a	$ 18,600	$ 18,600

Custom Energy Holdings, L.L.C. (Note 6)	(Note 6)	(Note 6)	(Note 6)	(Note 6)	Intermediate holding
					company; Rule 58
					energy-related

Strategic Energy, L.L.C. (Note 6)	(Note 6)	(Note 6)	$ 64,564	$ 53,247	Rule 58 energy-related

Custom Energy, L.L.C (Note 7)	1,580,000	(Note 7)	$ 3,843	$ 648	Intermediate holding
					company; Rule 58
					energy-related
Investment in unsecured debt (Note 16)	n/a	n/a	$ 297	$ 297

Custom Energy / M&E Sales, L.L.C. (Note 8)	uncertificated	50%	$ (304)	$ -	Rule 58 energy-related

CM2, L.L.C. * (Note 9)	uncertificated	33%	$ -	$ -	Inactive

KLT Gas Inc. (Note 2)	61,038	100%	$ 62,861	$ 62,861	Intermediate holding
					company; Gas
					exploration,
					development and
					production
Investment in unsecured debt (Note 16)	n/a	n/a	$ 22,046	$ 22,046

Apache Canyon Gas, L.L.C. (Note 10)	uncertificated	100%	$ (10,460)	$ (10,460)	Gas exploration,
					development and
					production

FAR Gas Acquisitions Corporation	755	100%	$ 16,213	$ 16,213	Intermediate holding
					company

Forest City, LLC (Note 10)	uncertificated	100%	$ (5)	$ (5)	Gas exploration,
					development and
					production

Forest City Gathering, LLC * (Note 11)	uncertificated	88%	$ -	$ -	Inactive

KLT Gas Operating Company * (Note 2)	1	100%	$ -	$ -	Inactive

Patrick KLT Gas, LLC * (Note 12)	uncertificated	50%	$ -	$ -	Inactive

KLT Telecom Inc. (Note 2)	62,415	100%	$(149,900)	$(149,900)	Intermediate holding
					company; Exempt
					telecommunications

	Number of
	Common	% of	Issuer Book	Owner's
	Shares	Voting	Value	Book Value	Business
Name of Company	Owned	Power	(000's)	(000's)	Type

Advanced Measurement Solutions, Inc. *	200	100%	$ -	$ -	Inactive

Copier Solutions, LLC * (Note 13)	uncertificated	100%	$ -	$ -	Inactive

eChannel, Inc. * (Note 14)	n/a	n/a	$ -	$ -	Inactive

Municipal Solutions, L.L.C. * (Note 13)	uncertificated	100%	$ -	$ -	Inactive

Telemetry Solutions, L.L.C. * (Note 13)	uncertificated	100%	$ -	$ -	Inactive

Globalutilityexchange.com, LLC * (Note 13)	uncertificated	100%	$ -	$ -	Inactive

DTI Holdings, Inc. (Note 15)	20,093,936	84%	$ -	$ -	Intermediate holding
					company; Exempt
					telecommunications

Digital Teleport, Inc.	200	100%	$ -	$ -	Exempt
					telecommunications

Digital Teleport Nationwide LLC * (Note 10)	uncertificated	100%	$ -	$ -	Inactive

Digital Teleport of Virginia, Inc.	100	100%	$ -	$ -	Exempt
					telecommunications

Inactive companies at December 31, 2002 are denoted by an asterisk “ * ”.

Note 1: Company incorporated in Missouri on June 21, 2002. The company holds a 5.8% indirect interest in Strategic Energy, L.L.C., and a 7.4% interest in Custom Energy Holdings, L.L.C.

Note 2: Statutory close corporation with no board of directors.

Note 3: Wolf Creek Nuclear Operating Corporation had three classes of shares (A, B and C) outstanding at December 31, 2002, of which, Kansas City Power & Light Company is a class B shareholder. Each shareholder class selects its Director. The A, B and C Directors jointly select the fourth Director by unanimous vote. The class B Director has 47 votes of 101 total director votes.

Note 4: In 1997, Kansas City Power & Light Company (“KCP&L”) established a trust that sold $150 million of trust originated preferred securities that represented preferred beneficial interests and 97% beneficial ownership in the assets held by the trust. In exchange, funds realized from the sale of the trust originated preferred securities and $4.6 million of common securities that represented the remaining 3% beneficial ownership in the assets held by the trust, KCP&L issued to the trust $154.6 million of its 8.3% junior subordinated deferrable interest debentures, due 2037. These debentures constitute all of the trust’s assets. The trust was reported under ITEM 5 of the 2001 U5S.

Note 5: Home Service Solutions Inc. held 12,037,383 shares of common stock, 15,000,000 shares of Series A Preferred Stock, and 11,827,351 shares of Series B Preferred Stock in R.S. Andrews Enterprises, Inc. at December 31, 2002, resulting in an equity ownership of 74%. Home Service Solutions Inc. controls the voting rights of an additional 3,361,643 shares of common stock under Irrevocable Proxy Agreements dated March 12, 2001 and December 24, 2002.

Note 6: Custom Energy Holdings, L.L.C. (“CE”) has one subsidiary; Strategic Energy, L.L.C. (“SEL”). The voting and economic interests in those two entities are represented by four series of interests issued by CE. KLT Energy Services Inc. (“KLTES”) and Innovative Energy Consultants, Inc. (“IEC”) hold approximately 61% and 7.4%, respectively, of the voting and economic interests attributable to CE alone, and each is entitled to appoint one of three CE management committee representatives. CE voting and economic interests have no book value. Each CE management committee representative has one vote. KLTES and IEC hold 82.75% and 5.8%, respectively, of the economic and voting interests in SEL, and are entitled to appoint three out of four SEL management committee representatives. The representatives of KLTES and IEC to the SEL management committee have 88.55% of the management committee vote. The book value of Strategic Energy, L.L.C. (issuer) is $64.6 million, with a division of owner’s book value between KLTES and IEC of $53.4 million and $3.7 million, respectively.

Note 7: Custom Energy, L.L.C. (“CEL”), a Delaware limited liability company formed on December 8, 1999, was described in Note 5 to ITEM 1 of the 2001 U5S as a non-subsidiary investment of KLT Energy Services Inc. (“KLTES”). Through a reorganization effective July 26, 2002, CEL was distributed by Custom Energy Holdings, L.L.C. (“CE”) to KLTES and another member of CE. KLTES holds 1,580,000 (15.8%) of the common units and 1,725,000 (100%) of the preferred units issued by CEL. The preferred units have voting rights only upon the occurrence of certain events. KLTES is entitled to appoint one of two CEL management committee representatives, and its representative currently holds 15.8% of the management committee vote.

Note 8: The company is a Delaware limited liability company formed on October 31, 1997, by Custom Energy Holdings, L.L.C., and its interest was transferred to Custom Energy, L.L.C. on December 31, 1999. Percentage of membership interest owned is shown.

Note 9: The company is a Delaware limited liability company formed on February 17, 1998, by Custom Energy Holdings, L.L.C., and its interest was transferred to Custom Energy, L.L.C. on December 31, 1999. Percentage of membership interest owned is shown.

Note 10: Member-managed company, with percentage of interest owned shown.

Note 11: Percentage of membership interest owned is shown. The company is a manager-managed company; manager cannot be replaced except under certain circumstances. KLT Gas Inc. is the current manager.

Note 12: Percentage of membership interest owned is shown. KLT Gas Inc. representatives to the management committee hold 50% of the management committee vote.

Note 13: Percentage of membership interest owned is shown.

Note 14: KLT Telecom Inc. holds 300,000 shares (57%) Series A convertible preferred and 167,667 shares (100%) Series B convertible preferred in eChannel, Inc. Percentages given are based on the latest (1996) information. Current voting power is unknown.

Note 15: Under a Shareholders Agreement dated as of February 6, 2001, KLT Telecom Inc. may appoint all but one of the directors; the other shareholder has the right to appoint one director.

Note 16: Investment in unsecured debt

			Principle	Issuer	Owner
	Interest		Amount	Book	Book
	Rate at		Owed	Value	Value
Name of Issuer	12/31/02	Maturity Date	(000's)	(000's)	(000's)

Great Plains Energy Incorporated (owner)
Great Plains Power Incorporated	2.27%	Demand open account	$ 1,747	$ 1,781	$ 1,781
KLT Inc.		Promissory note -
	2.27%	March 5, 2004	$81,493	$83,710	$83,710
Home Service Solutions Inc.		Promissory note -
	6.38%	March 5, 2004	$ 250	$ 265	$ 265
Strategic Energy, L.L.C	- %	Short-term receivable	$ 274	$ 274	$ 274
			$83,764	$86,030	$86,030

Innovative Energy Consultants, Inc. (owner)
Strategic Energy, L.L.C	- %	Short-term receivable	$ 287	$ 287	$ 287

			Principle	Issuer	Owner
	Interest		Amount	Book	Book
	Rate at		Owed	Value	Value
Name of Issuer	12/31/02	Maturity Date	(000's)	(000's)	(000's)

Great Plains Power Incorporated (owner)
Home Service Solutions Inc.	-%	Short-term receivable	$ 26	$ 26	$ 26
Worry Free Service, Inc.	-%	Short-term receivable	$ 2	$ 2	$ 2
			$ 28	$ 28	$ 28

Kansas City Power & Light Company (owner)
Great Plains Energy Incorporated	-%	Short-term receivable	$ 3,191	$ 3,191	$ 3,191
Great Plains Power Incorporated	-%	Short-term receivable	$ 1,716	$ 1,716	$ 1,716
Home Service Solutions Inc.	7.49%	Demand open account	(Note 17)	$ 2,520	$ 2,520
Worry Free Service, Inc.	7.49%	Demand open account	(Note 17)	$ 1,882	$ 1,882
KLT Inc.	-%	Short-term receivable	$ 2,945	$ 2,945	$ 2,945
Strategic Energy, L.L.C	-%	Short-term receivable	$ 14	$ 14	$ 14
				$12,268	$12,268

Home Service Solutions Inc. (owner)
Worry Free Service, Inc.	7.49%	Demand open account	(Note 17)	$ 5,907	$ 5,907
R.S. Andrews Enterprises, Inc.		Promissory note -
	6.38%	February 13, 2003	$ 500	$ 507	$ 507
R.S. Andrews Enterprises, Inc.		Promissory note -
	6.38%	January 13, 2003	$ 250	$ 251	$ 251
R.S. Andrews Enterprises, Inc.		Promissory note -
	6.38%	January 20, 2003	$ 250	$ 251	$ 251
R.S. Andrews Enterprises, Inc.		Promissory note -
	6.38%	February 13, 2003	$ 313	$ 313	$ 313
				$ 7,229	$ 7,229

R.S. Andrews Enterprises, Inc. (owner)
RSA Services Termite & Pest Control, Inc.	3.75%	Demand open account	$ 133	$ 133	$ 133
R.S. Andrews Enterprises of Dallas, Inc.	3.75%	Demand open account	$ 198	$ 198	$ 198
Premier Service Systems, Inc.	3.75%	Demand open account	$ 263	$ 263	$ 263
R.S. Andrews of Fairfax, Inc.	3.75%	Demand open account	$ 321	$ 339	$ 339
R.S. Andrews of Stuart II, Inc.	3.75%	Demand open account	$ 515	$ 530	$ 530
R.S. Andrews Services, Inc.	3.75%	Demand open account	$ 822	$ 865	$ 865
R.S. Andrews Enterprises of Alabama, Inc.	3.75%	Demand open account	$ 1,908	$ 1,908	$ 1,908
R.S. Andrews Enterprises of Tennessee, Inc.	3.75%	Demand open account	$ 1,927	$ 1,927	$ 1,927
R.S. Andrews Enterprises of Virginia, Inc.	3.75%	Demand open account	$ 2,314	$ 2,314	$ 2,314
R.S. Andrews Enterprises of Columbus, Inc.	3.75%	Demand open account	$ 3,762	$ 3,762	$ 3,762
			$12,163	$12,239	$12,239

R.S. Andrews Enterprises of Charleston, Inc. (owner)
R.S. Andrews Enterprises, Inc.	3.75%	Demand open account	$ 99	$ 103	$ 103

R.S. Andrews Enterprises of Kansas, Inc. (owner)
R.S. Andrews Enterprises, Inc.	3.75%	Demand open account	$ 857	$ 876	$ 876

R. S. Andrews Enterprises of South Carolina, Inc.
(owner)
R.S. Andrews Enterprises, Inc.	3.75%	Demand open account	$ 91	$ 93	$ 93

R.S. Andrews of Chattanooga, Inc. (owner)
R.S. Andrews Enterprises, Inc.	3.75%	Demand open account	$ 9	$ 13	$ 13

R.S. Andrews of Maryland, Inc. (owner)
R.S. Andrews Enterprises, Inc.	3.75%	Demand open account	$ 728	$ 782	$ 782

R.S. Andrews of Tidewater, Inc. (owner)
R.S. Andrews Enterprises, Inc.	3.75%	Demand open account	$ 285	$ 295	$ 295

			Principle	Issuer	Owner
	Interest		Amount	Book	Book
	Rate at		Owed	Value	Value
Name of Issuer	12/31/02	Maturity Date	(000's)	(000's)	(000's)

R.S. Andrews of Wilmington, Inc. (owner)
R.S. Andrews Enterprises, Inc.	3.75%	Demand open account	$ 337	$ 348	$ 348

KLT Inc. (owner)
KLT Investments Inc.	8.25%	Demand open account	(Note 17)	$ 14,256	$ 14,256
Strategic Energy, L.L.C	- %	Account receivable	$ 237	$ 237	$ 237
KLT Gas Inc.	8.25%	Demand open account	(Note 17)	$ 12,315	$ 12,315
KLT Telecom Inc.	8.25%	Demand open account	(Note 17)	$162,012	$162,012
				$188,820	$188,820

KLT Investments II Inc. (owner)
KLT Inc.	8.25%	Demand open account	(Note 17)	$ 8,153	$ 8,153

KLT Energy Services Inc. (owner)
KLT Inc.	8.25%	Demand open account	(Note 17)	$ 18,569	$ 18,569
KLT Telecom Inc.	8.25%	Demand open account	(Note 17)	$ 31	$ 31
				$ 18,600	$ 18,600

Custom Energy, L.L.C. (owner)
Custom Energy / M&E Sales, L.L.C	- %	Demand open account	$ 297	$ 297	$ 297

KLT Gas Inc. (owner)
Apache Canyon Gas, L.L.C	8.25%	Demand open account	(Note 17)	$ 10,471	$ 10,471
FAR Gas Acquisitions Corporation	8.25%	Demand open account	(Note 17)	$ 7,652	$ 7,652
Forest City, LLC	8.25%	Demand open account	(Note 17)	$ 3,923	$ 3,923
				$ 22,046	$ 22,046

Note 17: Principal amount not readily available. Interest and principal are accumulated together in issuer and owner book value.

Non-corporate subsidiaries at December 31, 2002:

Name of subsidiary	Form of organization	Equity investment

Custom Energy Holdings, L.L.C	Limited Liability Company	Reported above
Strategic Energy, L.L.C	Limited Liability Company	Reported above
Custom Energy, L.L.C	Limited Liability Company	Reported above
Custom Energy / M&E Sales, L.L.C	Limited Liability Company	Reported above
CM2, L.L.C	Limited Liability Company	Reported above
Apache Canyon Gas, L.L.C	Limited Liability Company	Reported above
Forest City, LLC	Limited Liability Company	Reported above
Forest City Gathering, LLC	Limited Liability Company	Reported above
Patrick KLT Gas, LLC	Limited Liability Company	Reported above
Copier Solutions, LLC	Limited Liability Company	Reported above
Municipal Solutions, L.L.C	Limited Liability Company	Reported above
Telemetry Solutions, L.L.C	Limited Liability Company	Reported above
Globalutilityexchange.com, LLC	Limited Liability Company	Reported above
Digital Teleport Nationwide LLC	Limited Liability Company	Reported above
KCPL Financing I (Trust)	Delaware Business Trust	Reported above

Subsidiaries added during 2002:

Great Plains Energy Incorporated
Innovative Energy Consultants, Inc. was organized on June 21, 2002 in the state Missouri as an intermediate holding company and holds interests in Custom Energy Holdings, L.L.C. and Strategic Energy, L.L.C.

KLT Energy Services Inc.
Custom Energy, L.L.C. (“CEL”), is a Delaware limited liability company formed on December 8, 1999, was described in Note 5 to ITEM 1 of the U5S as a non-subsidiary investment of KLT Energy Services Inc. (“KLTES”). Through a reorganization effective July 26, 2002, CEL was distributed by Custom Energy Holdings, L.L.C. (“CE”) to KLTES and another member of CE. KLTES holds 15.8% of the common units and all of the preferred units of membership interest issued by CEL. CEL provides demand-side management and performance contracting services. CEL has two subsidiaries. Custom Energy / M&E Sales, L.L.C. is a Delaware limited liability company, organized on October 31, 1997, in which CEL holds 50% of the membership interest. Custom Energy / M&E Sales, L.L.C. provides demand-side management and performance contracting services. CM2, L.L.C. is a Delaware limited liability company, organized on February 17, 1998, in which CEL holds 33% of the membership interest. CM2, L.L.C. was formed to provide demand-side management and performance contracting services. The company has never conducted business.

Changes in the status of existing subsidiaries during 2002:

Great Plains Energy Incorporated
Great Plains Power Incorporated elected close corporation status effective July 9, 2002, and operates without a board of directors.

R.S. Andrews Enterprises, Inc.
R.S. Andrews of Alabama, Inc., R.S. Andrews of Columbus, Inc., R.S. Andrews of Jonesboro, Inc., R.S. Andrews of Virginia, Inc. and R.S. Andrews of Tennessee, Inc. were dissolved as of November 21, 2002.

KLT Inc.
Energetechs, Inc. was dissolved as of February 15, 2002.

KLT Telecom Inc.
EChannel, Inc. ceased operations during 2002.

Subsidiaries of more than one System company at December 31, 2002: Custom Energy Holdings, L.L.C. is a subsidiary of KLT Energy Services Inc. and Innovative Energy Consultants, Inc. Strategic Energy, L.L.C. is a subsidiary of KLT Energy Services Inc. and an affiliate of Innovative Energy Consultants, Inc.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

During 2002, there were no acquisitions or sales of utility assets by System companies involving consideration of more than $1 million, nor were any transactions concerning acquisitions or sales of utility assets reported in a certificate filed pursuant to Rule 24.

Kansas City Power & Light Company entered into a certain Amended and Restated Lease dated as of October 12, 2001 with Wells Fargo Bank Northwest, N.A., relating to five combustion turbines, as authorized by the commission (HCAR 27436). There are no rental payments under the lease until 2003. The lease expiration date is October 2006.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None, except as reported in certificates filed pursuant to Rule 24 and Form U-6B-2 for the year 2002. The following is a list of Forms U-6B-2 filed by System companies during 2002:

Certificate is filed by:	Date Filed:

Kansas City Power & Light Company	January 3, March 20, April 2, May 30, August 29, September 9, October
10, December 9
Innovative Energy Consultants, Inc.	November 14
KLT Inc.	March 28, May 30, May 31, August 29, November 27
Great Plains Power Incorporated	March 28, May 30, August 29, November 27
Strategic Energy, L.L.C.	January 22, February 26, March 21, March 28, April 2, April 22, May
30, May 31, August 16, August 29, November 27, December 12
KLT Energy Services Inc.	March 28, May 30, August 29, November 27
Custom Energy, L.L.C.	August 30
KLT Telecom Inc.	March 28, May 30, August 29, November 27
KLT Gas Inc.	March 28, May 30, August 29, November 27
Far Gas Acquisitions Corporation	March 28, May 30, August 29, November 27
Apache Canyon Gas, LLC	March 28, May 30, August 29, November 27
Forest City, LLC	March 28, May 30, August 29, November 27
KLT Investments Inc.	March 28, May 30, November 27
KLT Investments II Inc.	March 28, May 30
Digital Teleport, Inc.	March 28
Home Service Solutions Inc.	March 28, May 30, August 29, November 27, December 27
Worry Free Service, Inc.	May 30, August 29, November 27
R.S. Andrews Enterprises, Inc.	March 28, April 2, May 30, August 29, October 17, November 27
R.S. Andrews Services, Inc.	March 28, May 30, August 29
R.S. Andrews Enterprises of Columbus, Inc.	March 28, May 30
R.S. Andrews Enterprises of Kansas, Inc.	March 28, May 30, August 29, November 27
RSA Services Termite and Pest Control, Inc.	March 28, May 30, August 29
R.S. Andrews of Topeka, Inc.	March 28, May 30
R.S. Andrews of Chattanooga, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews of Tidewater, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews of Fairfax, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews of South Carolina, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews of Charleston, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews Enterprises of Dallas, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews of Stuart I, Inc.	March 28, May 30
R.S. Andrews of Stuart II, Inc.	March 28, May 30, August 29, November 17
R.S. Andrews Enterprises of Palm Beach, Inc.	March 28, May 30
R.S. Andrews of Maryland, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews of Wilmington, Inc.	March 28, May 30, August 29, November 27
R.S. Andrews of Tennessee, Inc.	March 28, May 30
R.S. Andrews of Alabama, Inc.	March 28, May 30
R.S. Andrews of Virginia, Inc.	March 28

ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

The following securities were acquired, redeemed, or retired during 2002:

Innovative Energy Consultants, Inc.

On November 7, 2002, Innovative Energy Consultants, Inc. acquired 580,000 Series SEL units and 765,000 Series CEH units, issued by Custom Energy Holdings, L.L.C. for consideration of $15.1 million in Great Plains Energy Incorporated common stock and notes issued by Great Plains Energy Incorporated and Innovative Energy Consultants, Inc. of $4.7 million and $2.4 million, respectively (exempt under Rule 58).

On November 5, 2002, Great Plains Energy Incorporated acquired 1 share of the common stock of Innovative Energy Consultants, Inc. for consideration of $10,000 (exempt under Rule 42).

Kansas City Power & Light Company

On June 1, 2002, Kansas City Power & Light Company retired at maturity, with consideration of $27 million, Series E general mortgage bonds (exempt under Rule 42).

On March 20, 2002, Kansas City Power & Light Company retired at maturity, with consideration of $200 million, Series F unsecured medium-term notes (exempt under Rule 42).

On October 4, 2002, Kansas City Power & Light Company exchanged $225 million aggregate principle amount of its 6.00% Senior Notes, due 2007, Series A for a like amount of its 6.00% Senior Notes, due 2007, Series B. The Series A Notes were cancelled. (exempt under Rule 42).

R.S. Andrews Enterprises, Inc.

R.S. Andrews Enterprises, Inc. acquired 755,086 shares of treasury stock as part of an October 24, 2002 sale of assets owned by R.S. Enterprises of Kansas, Inc. in the aggregate amount of $200,000 (exempt under Rules 42 and 58).

KLT Energy Services Inc.

On June 11, 2002, KLT Energy Services Inc. (“KLTES”) acquired 2,717,829 units of Custom Energy Holdings, L.L.C. Series CEL preferred for $2,130,000 from third parties (exempt under Rule 58).

A reorganization of the ownership interests of Custom Energy Holdings, L.L.C. and Custom Energy, L.L.C. was consummated on July 26, 2002. In the reorganization, all of the Series CEL interests and 2,947,000 of the Series CE interests issued by Custom Energy Holdings, L.L.C. were extinguished, and Custom Energy Holdings, L.L.C. distributed its ownership interests in Custom Energy, L.L.C. to KLT Energy Services Inc. and another member of Custom Energy Holdings, L.L.C. Immediately upon distribution, the ownership interests in Custom Energy, L.L.C. were reorganized into common and preferred interests, with KLT Energy Services Inc. holding 1,580,000 (15.8%) of the common interests and 2,400,000 (100%) of the preferred interests. (HCAR 27436 and/or Rule 58).

In December, 2002, Custom Energy, L.L.C. redeemed 675,000 of the preferred interests held by KLT Energy Services Inc. for $675,000 paid in January, 2003 (exempt under Rule 58).

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

1.	Aggregate investments in persons operating in the retail service area at December 31, 2002.

None.

2.	For securities not included in 1. above, provide the following information for investments in securities of nonsystem companies at December 31, 2002:

Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant as of December 31, 2002:

			Owner's
			Book
		Shares or	Value
Issuing Company	Type of Security	Units	(thousands)

KLT Investments Inc. (owner) (Note 1)
Pacific Gas & Electric	7.04% preferred stock	76,075	$1,640
Pacific Gas & Electric	4.80% preferred stock	21,400	$ 316
New York State Electric & Gas	$4.50 preferred stock	1,575	$ 122
Consolidated Edison	$4.65 Series D preferred stock	18,704	$1,305
Dayton Power & Light	$3.75 Series B preferred stock	14,192	$ 948
Northern Indiana Public Service	$4.22 preferred stock	2,419	$ 171
Northern Indiana Public Service	$4.25 preferred stock	11,000	$ 732
Northern Indiana Public Service	$4.50 preferred stock	4,664	$ 340
Xcel Energy Inc.	$4.08 preferred stock	7,200	$ 346
Alabama Power Co.	5.20% preferred stock	5,600	$ 126
Delmarva Power & Light	7.75% preferred stock	3,625	$ 91
Montana Power Co.	$6.875 preferred stock	3,552	$ 201
NICOR Inc.	4.48% preferred stock	8,350	$ 359
Virginia Electric & Power	$6.98 preferred stock	6,062	$ 612

Note 1: Under the terms of the funded indebtedness of KLT Investments Inc., KLT Investments must maintain a reserve equal to the greater of 15% of the outstanding aggregate principal amount of such debt or the aggregate amount of the next principal and interest payments due in the succeeding year. Prior to October 1, 2001, KLT Investments invested a portion of the reserve in preferred stocks issued by public utilities to capture the preferred dividend payments. KLT Investments has not purchased any public utility securities subsequent to September 30, 2001, and is liquidating its public utility securities holdings as market conditions dictate.

All other investments of the registrant and of each subsidiary thereof in the securities of any other nonsystem company as of December 31, 2002:

			Owner's
			Book
		Shares or	Value
Issuing Company	Type of Security	Units	(thousands)

Kansas City Power & Light Company
Kansas City Power & Light Company
Wolf Creek Decommissioning Trust	Trustor of Trust	Note 2	Note 2

KLT Investments Inc. (owner) (Note 3)
Related Corporate Partners III, L.P. - Series 1
and 2	Limited Partnership Interest	9.90%	$10,789
Lend Lease Institutional Tax Credits VII	Limited Partnership Interest	9.90%	$ 4,640
Lend Lease Institutional Tax Credits IV	Limited Partnership Interest	9.8%	$ 2,329
National Corporate Tax Credit Fund III	Limited Partnership Interest	18.36%	$ 7,158

			Owner's
			Book
		Shares or	Value
Issuing Company	Type of Security	Units	(thousands)

Columbia Housing Partners Corporate Tax
Credit III Limited Partnership	Limited Partnership Interest	11.47%	$4,699
Columbia Housing Partners Corporate Tax
Credit IV Limited Partnership	Limited Partnership Interest	6.60%	$1,789
Corporations for Affordable Housing, L.P.	Limited Partnership Interest	9.90%	$3,312
Corporations for Affordable Housing II, L.P.	Limited Partnership Interest	9.90%	$2,589
USA Metropolitan Tax Credit Fund II, L.P.	Limited Partnership Interest	13.20%	$3,771
Missouri Affordable Housing Fund VII, L.P.	Limited Partnership Interest	85.19%	$3,381
National Equity Fund 1992, L.P.	Limited Partnership Interest	0.98%	$ 263
National Equity Fund 1993, L.P.	Limited Partnership Interest	0.66%	$ 449
National Equity Fund 1994, L.P.	Limited Partnership Interest	0.66%	$ 526
National Equity Fund 1995, L.P.	Limited Partnership Interest	2.42%	$1,478
McDonald Corporate Tax Credit Fund 1994	Limited Partnership Interest	9.17%	$2,694
Missouri Affordable Housing Fund VI, L.P.	Limited Partnership Interest	99%	$2,879
Gateway Institutional Tax Credit Fund	Limited Partnership Interest	15.84%	$3,940
Provident Tax Credit Fund II, L.P.	Limited Partnership Interest	12.6%	$2,617
Missouri Affordable Housing Fund IX, L.P.	Limited Partnership Interest	33.14%	$2,480
WNC Institutional Tax Credit Fund II, L.P.	Limited Partnership Interest	24.75%	$2,112
NHT III Tax Credit Fund L.P.	Limited Partnership Interest	24.98%	$1,600
Lend Lease Missouri Tax Credit Fund I, LLC	Limited Liability Company Interest	99.99%	$ 947
Dominium Institutional Fund	Limited Partnership Interest	6%	$ 889
Missouri Affordable Housing Fund V, L.P.	Limited Partnership Interest	83.55%	$ 553
Aurora Family Apartments, L.P.	Limited Partnership Interest	0.01%	$ 244
Housing Missouri Equity Fund 1994, L.L.C	Limited Liability Company Interest	23.53%	$ 234
Boston Capital Corporate Tax Credit Fund I,
L.P.	Limited Partnership Interest	0.99%	$ 282

Far Gas Acquisitions Corporation
(owner) (Note 4)
GNR San Juan Limited Partnership	Limited Partnership Interest	99%	$ 430

KLT Investments II Inc. (owner) (Note 5)
KCEP I, L.P.	Limited Partnership Interest	1.3%	$ 820
EnviroTech Investment Fund I Limited
Partnership	Limited Partnership Interest	6.36%	$1,795

KLT Energy Services Inc. (owner)
Bracknell Corporation (Note 6)	Common stock	1,133,165	$ -

Custom Energy, L.L.C. (owner)
Vision Power Systems, Inc.(Note 7)	Promissory note	n/a	$ 234
Vision Power Systems, Inc.(Note 7)	Termination fee	n/a	$ 260

KLT Telecom Inc. (owner)
Signal Sites Incorporated (Note 8)	Participation in promissory note	n/a	$ -

Note 2: A description of the Kansas City Power & Light Wolf Creek Decommissioning Trust is contained in Note 1 to the consolidated financial statements of Great Plains Energy Incorporated and Kansas City Power & Light Company included in their combined Annual Report on Form 10-K for the year ended December 31, 2002, (File No’s. 03-33207 and 1-707), which is incorporated herein by reference.

Note 3: Nature of business of investments held by KLT Investments Inc. — limited partnership investments in affordable housing partnerships throughout the United States and Puerto Rico.

Note 4: Nature of business of investments held by Far Gas Acquisitions Corporation — limited partnership investments in natural gas producing partnerships that are structured to generate alternative fuel tax credits.

Note 5: Nature of business of investments held by KLT Investments II Inc. — passive investments in venture capital funds.

Note 6: Nature of business of Bracknell Corporation — provided infrastructure services for networks, systems, production facilities and equipment of companies across North America. In November, 2001 Bracknell common stock ceased trading at a last sale price of $0.13 per share. As a result, during 2001, KLT Energy Services Inc. wrote off its investment in Bracknell. It is believed that Bracknell has ceased doing business.

Note 7: Nature of business of Vision Power Systems, Inc. – provides distributed generation products and services.

Note 8: Nature of business of Signal Sites Incorporated — Rooftop management agreements with building owners under which Signal Sites may lease or otherwise provide access to wireless service providers for their antennas and other equipment. Signal Sites is an Exempt Telecommunications Company.

KLT Gas Inc. and Forest City, LLC hold working and revenue interests in oil, mineral and gas leases in their normal course of business. Neither of these system companies held any royalty interests at the end of 2002. The following is a summary of these interests at December 31, 2002:

						Owner's
						Book
	Interest	Gross	Net			Value
Company	Type	Acreage	Acreage	State	Acquired From	(thousands)

KLT Gas Inc.	Lease	55,962	52,937	Colorado	Primarily federal and state	$1,877
KLT Gas Inc.	Lease	68,808	43,030	Wyoming	Private, federal and state	$4,184
KLT Gas Inc.	Lease	909	419	Texas	Private	$118
		125,679	96,386			$6,179

Forest City, LLC	Lease	29,426	29,286	Nebraska	Private	$934
Forest City, LLC	Lease	137,017	129,046	Kansas	Private	$3,699
		166,443	158,332			$4,633

ITEM 6. OFFICERS AND DIRECTORS

Part I: Name, address and position of system company officers and directors at December 31, 2002.

NAME	ADDRESS	POSITION

GREAT PLAINS ENERGY INCORPORATED

Bernard J. Beaudoin	Kansas City, MO	CM,P&CEO
Dr. David L. Bodde	Kansas City, MO	D
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr	Lee's Summit, MO	D
William K. Hall	Chicago, IL	D
Luis A. Jimenez	Stamford, CT	D
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D
William H. Downey	Kansas City, MO	EVP
Andrea F. Bielsker	Kansas City, MO	SVP,CFO&T
Jeanie S. Latz	Kansas City, MO	EVP&S
Douglas M. Morgan	Kansas City, MO	VP
Brenda Nolte	Kansas City, MO	VP
*Gregory J. Orman	Overland Park, KS	EVP
William G. Riggins	Kansas City, MO	GC
Lori A. Wright	Kansas City, MO	C
Andrew B. Stroud, Jr	Kansas City, MO	VP

*Resigned effective December 31, 2002

INNOVATIVE ENERGY CONSULTANTS, INC.

Andrea F. Bielsker	Kansas City, MO	D
Mark G. English	Kansas City, MO	S
Jeanie S. Latz	Kansas City, MO	D
*Gregory J. Orman	Overland Park, KS	P&D

*Resigned effective December 31, 2002

GREAT PLAINS POWER INCORPORATED

John J. DeStefano	Kansas City, MO	P
Jeanie S. Latz	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

KANSAS CITY POWER & LIGHT COMPANY

Bernard J. Beaudoin	Kansas City, MO	CM&CEO
Dr. David L. Bodde	Kansas City, MO	D
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr	Lee's Summit, MO	D
William K. Hall	Chicago, IL	D

NAME	ADDRESS	POSITION

Luis A. Jimenez	Stamford, CT	D
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D
William H. Downey	Kansas City, MO	P
Andrea F. Bielsker	Kansas City, MO	SVP,CFO&T
Stephen T. Easley	Kansas City, MO	VP
William P. Herdegen III	Kansas City, MO	VP
Jeanie S. Latz	Kansas City, MO	S
Nancy J. Moore	Kansas City, MO	VP
Richard Spring	Kansas City, MO	VP
Lori A. Wright	Kansas City, MO	C

KANSAS CITY POWER & LIGHT RECEIVABLES COMPANY

Andrea F. Bielsker	Kansas City, MO	D&P
Dean A. Christiansen	New York, NY	D
Jeanie S. Latz	Kansas City, MO	D
Jacquetta L. Hartman	Kansas City, MO	S&T

WOLF CREEK NUCLEAR OPERATING CORPORATION

Bernard J. Beaudoin	Kansas City, MO	D
Mark Larson	Burlington, KS	C&T
Otto Maynard	Burlington, KS	CM,P&CEO
Britt McKinney	Burlington, KS	VP
Rick Muench	Burlington, KS	VP
Warren Wood	Burlington, KS	GC&S

HOME SERVICE SOLUTIONS INC.

John J. DeStefano	Kansas City, MO	P&D
William H. Downey	Kansas City, MO	D
Jacquetta L. Hartman	Kansas City, MO	S&T
Jeanie S. Latz	Kansas City, MO	D

WORRY FREE SERVICE, INC.

Michael W. Cline	Kansas City, MO	D
John J. DeStefano	Kansas City, MO	P&D
Patrice S. Tribble	Kansas City, MO	VP&D
Jacquetta L. Hartman	Kansas City, MO	S&T

R.S. ANDREWS ENTERPRISES, INC.

Gary J. Anderson	Marietta, GA	D
Charles M. Berk	Atlanta, GA	D
Michael L. Deggendorf	Kansas City, MO	D
John J. DeStefano	Kansas City, MO	CM

NAME	ADDRESS	POSITION

Jack Dowling	Atlanta, GA	CEO&P
William H. Downey	Kansas City, MO	D
Mercer Granade	Atlanta, GA	CFO&VP
Judy D. Potter	Atlanta, GA	VP
Patrice S. Tribble	Kansas City, MO	D

Note: Officers and Directors for all Subsidiaries of R.S. Andrews Enterprises, Inc. are the same as listed above for R.S. Andrews Enterprises, Inc.

KLT INC.

Bernard J. Beaudoin	Kansas City, MO	CM
Dr. David L. Bodde	Kansas City, MO	D
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr	Lee's Summit, MO	D
John Grossi	Overland Park, KS	CFO&T
William K. Hall	Chicago, IL	D
David Haydon	Overland Park, KS	VP,GC&S
Luis A. Jimenez	Stamford, CT	D
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
*Gregory J. Orman	Overland Park, KS	CEO&P
Mark Schroeder	Overland Park, KS	VP
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D

*Resigned effective December 31, 2002

KLT INVESTMENTS INC.

James Gilligan	Kansas City, MO	P
John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S

Note: Statutory close corporation with no board of directors.

KLT INVESTMENTS II INC.

John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
*Gregory J. Orman	Overland Park, KS	P

*Resigned effective December 31, 2002
Note: Statutory close corporation with no board of directors.

NAME	ADDRESS	POSITION

KLT ENERGY SERVICES INC.
John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
*Gregory Orman	Overland Park, KS	P
Mark Schroeder	Overland Park, KS	VP

*Resigned effective December 31, 2002 Note: Statutory close corporation with no board of directors.

CUSTOM ENERGY HOLDINGS, L.L.C.

Andrea Bielsker	Kansas City, MO	MC
John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
*Gregory Orman	Overland Park, KS	P&CEO&MC
Mark Schroeder	Overland Park, KS	VP
Richard Zomnir	Pittsburg, PA	MC

*Resigned effective December 31, 2002

STRATEGIC ENERGY, L.L.C.

James Booritch	Pittsburg, PA	VP
Jan Fox	Pittsburg, PA	VP&GC&S
David Haydon	Overland Park, KS	AS&MC
Trevor Lauer	Pittsburg, PA	VP
Lee McCracken	Pittsburg, PA	CFO
*Gregory Orman	Overland Park, KS	MC
Pat Purdy	Pittsburg, PA	COO
Mark Schroeder	Overland Park, KS	MC
Terry Sebben	Pittsburg, PA	CIO
Richard Zomnir	Pittsburg, PA	P&CEO&MC

*Resigned effective December 31, 2002

CUSTOM ENERGY, L.L.C.

Andrea Bielsker	Kansas City, MO	MC
L. Tim Clemons	Overland Park, KS	CM&CEO
Dayton Hahs	Overland Park, KS	P&VP
David Haydon	Overland Park, KS	S
Jerry McKenna	Overland Park, KS	VP
Dan Morrison	Overland Park, KS	VP
Rob Moyer	Overland Park, KS	VP
*Gregory Orman	Overland Park, KS	MC
Richard Zomnir	Pittsburg, PA	MC

*Resigned effective December 31, 2002

CUSTOM ENERGY/M&E SALES, L.L.C.

Jerry McKenna	Overland Park, KS	VP
Dan Morrison	Overland Park, KS	GM

NAME	ADDRESS	POSITION

CM2, L.L.C.

None

KLT GAS INC.

Charles Dein	The Woodlands, TX	EVP
John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
Lynn Meibos	The Woodlands, TX	EVP
Bruce Selkirk	The Woodlands, TX	P

Note: Statutory close corporation with no board of directors.

APACHE CANYON GAS, L.L.C.

John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
Bruce Selkirk	The Woodlands, TX	M

Note: Member-managed.

FAR GAS ACQUISITIONS CORPORATION

John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
*Gregory Orman	Overland Park, KS	D
Bruce Selkirk	The Woodlands, TX	D&P

*Resigned effective December 31, 2002

FOREST CITY, LLC

John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
Bruce Selkirk	The Woodlands, TX	M

FOREST CITY GATHERING, LLC

KLT Gas Inc.	The Woodlands, TX	M

KLT GAS OPERATING COMPANY

John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
Bruce Selkirk	The Woodlands, TX	P

Note: Statutory close corporation with no board of directors.

NAME	ADDRESS	POSITION

PATRICK KLT GAS, LLC

Patrick Energy Corp.	Tulsa, OK	M

KLT TELECOM INC.

John Grossi	Overland Park, KS	CFO&T
David Haydon	Overland Park, KS	S
Mark Schroeder	Overland Park, KS	P

Note: Statutory close corporation with no board of directors.

ADVANCED MEASUREMENT SOLUTIONS, INC.

Gregg Clizer	Kansas City, MO	D
James Gilligan	Kansas City, MO	D&T
Joseph Jacobs	Kansas City, MO	D&P
Mark English	Kansas City, MO	S

COPIER SOLUTIONS, LLC

Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	T
Joseph Jacobs	Kansas City, MO	M

ECHANNEL

Peter Yoakum	Seattle, WA	P

Note: No other information available.

MUNICIPAL SOLUTIONS, L.L.C.

Gregg Clizer	Kansas City, MO	MC
Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	T&MC
Joseph Jacobs	Kansas City, MO	MC

TELEMETRY SOLUTIONS, L.L.C.

Gregg Clizer	Kansas City, MO	MC
Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	MC&T
Joseph Jacobs	Kansas City, MO	MC

GLOBALUTILITYEXCHANGE.COM, LLC

None

NAME	ADDRESS	POSITION

DTI HOLDINGS, INC.

Phillip Adams	Chesterfield, MO	VP
Dan Davis	Chesterfield, MO	SVP&GC
Eyrl Finley	Chesterfield, MO	VP
Ken Hager	Kansas City, MO	D
Steven Hendrix	Chesterfield, MO	SVP
*Gregory Orman	Overland Park, KS	D
Paul Pierron	Chesterfield, MO	P,CEO&D
Matt Porterfield	Chesterfield, MO	SVP
Mark Schroeder	Overland Park, KS	D
Ronald Wasson	Blue Springs, MO	D
Richard Weinstein	Chesterfield, MO	D
Andrew Whipple	Chesterfield, MO	VP&C

*Resigned effective December 31, 2002

DIGITAL TELEPORT, INC.

Phillip Adams	St. Louis, MO	VP
Dan Davis	St. Louis, MO	SVP&GC
Eyrl Finley	St. Louis, MO	VP
Ken Hager	Kansas City, MO	D
Steven Hendrix	St. Louis, MO	SVP
*Gregory Orman	Overland Park, KS	D
Paul Pierron	St. Louis, MO	P&CEO
Matt Porterfield	St. Louis, MO	SVP
Mark Schroeder	Overland Park, KS	D
Ronald Wasson	Blue Springs, MO	D
Richard Weinstein	Chesterfield, MO	D
Andrew Whipple	St. Louis, MO	VP&C

*Resigned effective December 31, 2002

DIGITAL TELEPORT NATIONWIDE LLC
Dan Davis	St. Louis, MO	SVP&GC

DIGITAL TELEPORT OF VIRGINIA, INC.
Dan Davis	St. Louis, MO	SVP,GC,S&D
Paul Pierron	St. Louis, MO	P,CEO&D
Mark Schroeder	Overland Park, KS	D

NOTE: Positions are indicated above by the following symbols:

AC	--	Assistant Controller
AGC	--	Assistant General Counsel
AS	--	Assistant Secretary
AT	--	Assistant Treasurer
C	--	Controller
CEO	--	Chief Executive Officer
CFO	--	Chief Financial Officer
CIO	--	Chief Information Officer
CM	--	Chairman
CMPT	--	Comptroller
COO	--	Chief Operating Officer
D	--	Director
DCS	--	Director, Customer Services
DP	--	Division President
EVP	--	Executive Vice President
GC	--	General Counsel
GM	--	General Manager
M	--	Manager
MC	--	Management Committee Member
MD	--	Managing Director
P	--	President
S	--	Secretary
SA	--	Service Agent
SVP	--	Senior Vice President
T	--	Treasurer
VP	--	Vice President
VCM	--	Vice Chairman

ITEM 6. OFFICERS AND DIRECTORS — Part II: Financial Connections – the following is a list, as of December 31, 2002, of all officers and directors of each System Company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

Position
		Held in	Applicable
Name of Officer	Name and Location	Financial	Exemption
or Director	of Financial Institution	Institution	Rules

Great Plains Energy Incorporated

William H. Downey	Enterprise Bank, Overland Park, KS	Director	Rule 70 (e)
	Enterprise Financial Services Corp., Clayton, MO	Director	Rule 70 (e)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (a)

Kansas City Power & Light Company

William H. Downey	Enterprise Bank, Overland Park, KS	Director	Rule 70 (f)
	Enterprise Financial Services Corp., Clayton, MO	Director	Rule 70 (f)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (c)

KLT Inc.

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (c)

ITEM 6. OFFICERS AND DIRECTORS — Part III.

Information disclosed in the proxy statement of Great Plains Energy Incorporated and the combined 10-K of Great Plains Energy Incorporated and Kansas City Power & Light Company. Pursuant to instructional, the information has been edited to eliminate repetition or duplication and to put related information together.

Director Compensation. Compensation is paid to non-employee members of the Board. An annual retainer of $30,000 was paid in 2002 ($15,000 of which was used to acquire shares of Great Plains Energy common stock through Great Plains Energy’s Dividend Reinvestment and Direct Stock Purchase Plan on behalf of each non-employee member of the Board). An additional retainer of $3,000 was paid to those non-employee directors serving as chair of a committee. Attendance fees of $1,000 for each Board meeting and $1,000 for each committee meeting attended were also paid in 2002. Directors may defer the receipt of all or part of the cash retainers and meeting fees.

Great Plains Energy also provides life and medical insurance coverage for each non-employee member of the Board. The total premiums paid by Great Plains Energy for this coverage for all participating non-employee directors in 2002 was $18,362.40.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following table shows beneficial ownership of Great Plains Energy’s common stock by the named executive officers, directors and all directors and officers of Great Plains Energy Incorporated and Kansas City Power & Light Company as of January 31, 2003. The total of all shares owned by directors and officers represents less than one percent of the outstanding shares of Great Plains Energy’s common stock. Management of Great Plains Energy has no knowledge of any person (as defined by the Securities and Exchange Commission) who owns beneficially more than 5% of Great Plains Energy common stock.

	Shares of
	Common Stock
Name of Beneficial Owner	Beneficially Owned

Named Executive Officers
Bernard J. Beaudoin	9,659	(1)(2)
Andrea F. Bielsker	2,797	(1)
William H. Downey	4,267	(1)
Jeanie S. Latz	16,268	(1)
Douglas M. Morgan	3,397	(1)
Stephen T. Easley	699	(1)
Other Director Nominees
David L. Bodde	6,593	(3)
Mark A. Ernst	5,414
Randall C. Ferguson, Jr	1,221
William K. Hall	8,491
Luis A. Jimenez	1,494
James A. Mitchell	2,121
William C. Nelson	1,796
Linda H. Talbott	7,362
Robert H. West	5,249	(4)
All Officers and Directors As A Group
(25 persons)	105,708	(1)

(1)	Includes shares held in the Great Plains Energy’s Employee Savings Plus Plan and exercisable non-qualified stock option grants under the Long-Term Incentive Plan.
(2)	Includes 2,879 shares of restricted stock issued under the Long-Term Incentive Plan.
(3)	The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's mother.
(4)	The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee’s wife.

Section 16(a) Beneficial Ownership Reporting

Due to travel, Mr. Mitchell’s initial Form 3 was filed late.

Mr. Orman’s stock acquisition pursuant to the merger described under Certain Relationships and Related Transactions on page 31 herein was reported within two days on a Report on Form 8-K and on a timely Report on Form 5. A Form 4 was not filed.

EXECUTIVE COMPENSATION

The following table contains executive compensation data for Great Plains Energy Incorporated and Kansas City Power & Light Company officers, as reported in the most recent proxy statement and annual report on Form 10-K.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
				Other	Awards		Payouts	All
				Annual	Restricted	Securities		Other
				Comp-	Stock	Underlying	LTIP	Comp-
Name and Principal		Salary	Bonus	ensation ($)	Award(s)	Options	Payouts	ensation
Position	Year	($)	($)	(1)	($)	/SARs	($)	(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Bernard J. Beaudoin
Chairman of the Board,
President and Chief	2002	415,000	186,750		0	55,000	0	51,486
Executive	2001	400,000	0		0	55,000	0	36,971
Officer	2000	325,000	162,535		0	0	0	33,174

Andrea F. Bielsker
Senior Vice
President-Finance,	2002	200,000	60,000		0	13,000	0	18,568
Chief Financial Officer	2001	180,000	0		0	13,000	0	15,565
and Treasurer	2000	140,000	63,991		0	0	0	11,213

William H. Downey (3)	2002	260,000	78,000		0	20,000	0	14,382
Executive Vice President	2001	250,000	0		0	20,000	0	5,645
	2000	65,000	54,000		0	0	0	698

Jeanie Sell Latz
Executive Vice
President-Corporate and	2002	210,000	63,000		0	13,000	0	29,353
Shared Services and	2001	200,000	0		0	13,000	0	27,056
Secretary	2000	180,000	83,506		0	0	0	19,121

Douglas M. Morgan
Vice
President-Information	2002	190,000	38,000		0	13,000	0	22,537
Technology and Support	2001	190,000	0		0	13,000	0	20,990
Services	2000	175,000	67,326		0	0	0	18,524

Stephen T. Easley
Vice	2002	200,000	50,000		0	13,000	0	5,262
President-Generation	2001	160,000	0		0	6,000	0	6,833
Services	2000	115,455	63,000		0	0	0	4,980

1.	While the five named executive officers receive certain perquisites from the Company, such perquisites did not reach in any of the reported years the threshold for reporting of the lesser of either $50,000 or ten percent of salary and bonus set forth in the applicable rules of the Securities and Exchange.
2.	For 2002, amounts include:
* Flex dollars under the Flexible Benefits Plan: Beaudoin– $18,310; Bielsker–$11,707; Downey– $3,867; Easley – $2,104;
Latz– $17,867; and Morgan– $17,037
* Deferred Flex Dollars: Beaudoin– $16,157; and Downey– $650
* Above-market interest paid on deferred compensation: Beaudoin–$4,569; Bielsker–$862; Downey– $2,065; and Latz– $5,186
* Great Plains Energy contribution under the Great Plains Energy Employee Savings Plus Plan: Beaudoin– $5,563; Bielsker–
$5,521; Downey–$5,563; Easley–$3,138; Latz–$5,533; and Morgan–$5,500
* Contribution to Deferred Compensation Plan: Beaudoin–$6,887; Bielsker–$479; Downey–$2,237; and Latz–$767
3.	Mr. Downey was employed as Executive Vice President-KCPL and President-KCPL Delivery effective September 25, 2000.

Strategic Energy Phantom Stock Plan
Strategic Energy has a phantom stock plan that provides incentive in the form of deferred compensation based upon the award of performance units, the value of which is related to the increase in financial growth and performance of Strategic Energy. Strategic Energy’s annual cost for the plan was $5.9 million in 2002 and $3.4 million in 2001. There was no expense recognized in 2000.

Stock Options
The Company has one equity compensation plan, which has been approved by its shareholders. The equity compensation plan is a long-term incentive plan that permits the grant of restricted stock, stock options, limited stock appreciation rights and performance shares to officers and other employees of the Company and its subsidiaries. The maximum number of shares of Great Plains Energy common stock that may be issued under the plan is 3.0 million with 2.1 million shares remaining available for future issuance.

Stock Options Granted 1992 – 1996
The exercise price of stock options granted equaled the market price of the Company’s common stock on the grant date. One-half of all options granted vested one year after the grant date, the other half vested two years after the grant date. An amount equal to the quarterly dividends paid on Great Plains Energy’s common stock shares (dividend equivalents) accrues on the options for the benefit of option holders. The option holders are entitled to stock for their accumulated dividend equivalents only if the options are exercised when the market price is above the exercise price. At December 31, 2002, the market price of Great Plains Energy’s common stock was $22.88, which exceeded the grant price for one of the three years that options granted were still outstanding. Unexercised options expire ten years after the grant date.

Great Plains Energy follows Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for these options. Great Plains Energy recognizes annual expense equal to accumulated and reinvested dividends plus the impact of the change in stock price since the grant date. Great Plains Energy expensed $0.1 million in 2002, $(0.3) million in 2001 and $1.1 million in 2000.

For options outstanding at December 31, 2002, grant prices range from $20.6250 to $26.1875 and the weighted-average remaining contractual life is 2.9 years.

Stock Options Granted 2001 and 2002
Stock options were granted under the plan at the fair market value of the shares on the grant date. The options vest three years after the grant date and expire in ten years if not exercised. Exercise prices range from $24.90 to $25.98 and the remaining contractual life is 8.7 years. Great Plains Energy follows APB Opinion 25 to account for these options. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant.

All stock option activity for the last three years is summarized below:

	2002		2001		2000
	Shares	Price*	Shares	Price*	Shares	Price*
Outstanding at January 1	250,375	$25.14	88,500	$23.57	89,875	$23.57
Granted	181,000	24.90	193,000	25.56	-	-
Exercised	(34,375)	23.00	(31,125)	23.27	(1,375)	23.88
Outstanding at December 31	397,000	$25.21	250,375	$25.14	88,500	$23.57
Exercisable as of December 31	23,000	$24.81	57,375	$23.73	88,500	$23.57
* weighted-average price

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation”. Under this statement, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the vesting period. The pro forma amounts have been determined as if the Company had accounted for its stock options under SFAS No. 123. The stock options granted in 1992 – 1996 were all 100% vested prior to the year 2000 and therefore would have no compensation cost in the years 2000 – 2002 under SFAS No. 123. The fair value for the stock options granted in 2001 and 2002 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001
Risk-free interest rate	4.57%	5.53%
Dividend yield	7.68%	6.37%
Stock volatility	27.503%	25.879%
Expected option life (in years)	10	10

The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. Compensation cost would have been $0.4 million and $0.2 million in 2002 and 2001, respectively under SFAS No. 123. The pro forma information is as follows:

	2002	2001	2000
	(thousands except per share amounts)
Net income (loss), as reported	$126,188	$(24,171)	$158,704
Pro forma net income (loss) as if fair
value method were applied	$125,990	$(24,479)	$159,366
Basic and diluted earnings (loss)
per common share, as reported	$1.99	$(0.42)	$2.54
Basic and diluted earnings (loss)
per common share, pro forma	$1.99	$(0.42)	$2.55

The effects of applying SFAS No. 123 in this pro forma disclosure may not be representative of effects on net income for future years due to the timing and number of options granted under the equity compensation plan.

Performance Shares
In 2001, 144,500 performance shares were granted. The issuance of performance shares is contingent upon achievement, over a four-year period, of company and individual performance goals. Performance shares have an intrinsic value equal to the market price of a share on the date of grant. Pursuant to APB Opinion 25, expense is accrued for performance shares over the period services are performed if attainment of the performance goals appears probable. No compensation expense was recorded in 2002 or 2001.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

					Potential Realizable
					Value at Assumed		Alternative
					Annual Rates of Stock		to (f) and (g):
					Price Appreciation For		Grant Date
Individual Grants					Option Term		Value
		Percent of
	Number of	Total
	Securities	Options/SARs	Exercise
	Underlying	Granted to	or Base				Grant Date
	Options/SARs	Employees in	Price	Expiration			Present
Name	Granted (#)	Fiscal Year	($/Sh)	Date	5% ($)	10% ($)	Value ($) (1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(f)
Bernard J. Beaudoin	55,000	30.4%	$24.90	02-05-2012			$173,173
Andrea F. Bielsker	13,000	7.2%	$24.90	02-05-2012			$40,932
William H. Downey	20,000	11.0%	$24.90	02-05-2012			$62,972
Jeanie S. Latz	13,000	7.2%	$24.90	02-05-2012			$40,932
Douglas M. Morgan	6,000	3.3%	$24.90	02-05-2012			$18,892
Stephen T. Easley	13,000	7.2%	$24.90	02-05-2012			$40,932

(1)	The grant date valuation was calculated by using the binomial option pricing formula, a derivative of the Black-Scholes model. The underlying assumptions used to determine the present value of the option were as follows:

Annualized Stock Volatility:	27.503%
Time of Exercise (Option Term):	10 years
Risk Free Interest Rate:	4.57%
Exercise Price (Equal to the Fair Market Value):	$ 24.90
Average Dividend Yield:	7.68%

AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

			Number of Securities
			Underlying	Value of Unexercised
			Unexercised	In-the-Money
	Shares		Options/SARs at Fiscal	Options/SARs at Fiscal
	Acquired		Year End	Year End
	on	Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable(1)

(a)	(b)	(c)	(d)	(e)
Bernard J. Beaudoin	0	0	0 / 110,000	0 / 0
Andrea F. Bielsker	0	0	0 /26,000	0 / 0
William H. Downey	0	0	0 /40,000	0 / 0
Jeanie S. Latz	0	0	12,000 /26,000	$ 9,020 / 0
Douglas M. Morgan	0	0	3,000 /12,000	0 / 0
Stephen T. Easley	0	0	0 /19,000	0 / 0

(1)     All unexercisable options were out-of-the money on December 31, 2002.

GREAT PLAINS ENERGY PENSION PLANS

Great Plains Energy has a non-contributory pension plan (the “Great Plains Energy Pension Plan”) for its management employees providing for benefits upon retirement, normally at age 65. In addition, a supplemental retirement benefit is provided for executive officers. The following table shows examples of single life option pension benefits (including unfunded supplemental retirement benefits) payable upon retirement at age 65 to the named executive officers:

Average Annual Base Salary	Annual Pension for
for Highest	Years of Service Indicated
36 Months	15	20	25	30 or more
150,000	45,000	60,000	75,000	90,000
200,000	60,000	80,000	100,000	120,000
250,000	75,000	100,000	125,000	150,000
300,000	90,000	120,000	150,000	180,000
350,000	105,000	140,000	175,000	210,000
400,000	120,000	160,000	200,000	240,000
450,000	135,000	180,000	225,000	270,000
500,000	150,000	200,000	250,000	300,000

Each eligible employee with 30 or more years of credited service, or whose age and years of service add up to 85, is entitled to a total monthly annuity equal to 50% of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. The monthly annuity will be proportionately reduced if their years of credited service are less than 30 or do not add up to 85. The compensation covered by the Great Plains Energy Pension Plan  — base monthly salary  — excludes any bonuses and other compensation. The Great Plains Energy Pension Plan provides that pension amounts are not reduced by Social Security benefits. The estimated credited years of service for the named executive officers in the Summary Compensation table are as follows:

Credited
Officer	Years of Service
Bernard J. Beaudoin	22 years
Andrea F. Bielsker	18 years
William H. Downey	2 years
Jeanie S. Latz	22 years
Douglas M. Morgan	24 years
Stephen T. Easley	6 years

Eligibility for supplemental retirement benefits is limited to executive officers selected by the Compensation Committee of the Board; all the named executive officers are participants. The total retirement benefit payable at the normal retirement date is equal to 2% of highest average earnings, as shown above, for each year of credited service up to 30 (maximum of 60% of highest average earnings). The actual retirement benefit paid equals the target retirement benefit less retirement benefits payable under the management pension plan. A liability accrues each year to cover the estimated cost of future supplemental benefits.

The Internal Revenue Code imposes certain limitations on pensions that may be paid under tax qualified pension plans. In addition to the supplemental retirement benefits, the amount by which pension benefits exceed the limitations will be paid outside the qualified plan and accounted for by Great Plains Energy as an operating expense.

GREAT PLAINS ENERGY SEVERANCE AGREEMENTS

Great Plains Energy has severance agreements (“Severance Agreements”) with certain of its executive officers, including the named executives, to ensure their continued service and dedication to and their objectivity in considering on behalf of Great Plains Energy any transaction that would change the control of the Company. Under the Severance Agreements, an executive officer would be entitled to receive a lump-sum cash payment and certain insurance benefits during the three-year period after a Change in Control (or, if later, the three-year period following the consummation of a transaction approved by Great Plains Energy’s shareholders constituting a Change in Control) if the officer’s employment was terminated by:

o   Great Plains Energy other than for cause or upon death or disability;
o   the executive officer for “Good Reason” (as defined in the Severance Agreements); and
o   the executive officer for any reason during a 30-day period commencing one year after the Change in Control or, if later, commencing one year following consummation of a transaction approved by Great Plains Energy’s shareholders constituting a change in control (a “Qualifying Termination”).

A Change in Control is defined as:

o   an acquisition by a person or group of 20% or more of the Great Plains Energy common stock (other than an acquisition from or by Great Plains Energy or by a Great Plains Energy benefit plan);
o   a change in a majority of the Board; and
o   approval by the shareholders of a reorganization, merger or consolidation (unless shareholders receive 60% or more of the stock of the surviving Company) or a liquidation, dissolution or sale of substantially all of Great Plains Energy’s assets.

Upon a Qualifying Termination, Great Plains Energy must make a lump-sum cash payment to the executive officer of:

o   the officer's base salary through the date of termination;
o   a pro-rated bonus based upon the average of the bonuses paid to the officer for the last five fiscal years;
o   any accrued vacation pay;
o   two or three times the officer’s highest base salary during the prior 12 months;
o   two or three times the average of the bonuses paid to the officer for the last five fiscal years;
o   the actuarial equivalent of the excess of the officer’s accrued pension benefits including supplemental retirement benefits computed without reduction for early retirement and including two or three additional years of benefit accrual service, over the officer’s vested accrued pension benefits; and
o   the value of any unvested Great Plains Energy contributions for the benefit of the officer under the Great Plains Energy Employee Savings Plus Plan.

In addition, Great Plains Energy must offer health, disability and life insurance plan coverage to the officer and his dependents on the same terms and conditions that existed immediately prior to the Qualifying Termination for two or three years, or, if earlier, until the executive officer is covered by equivalent plan benefits. Great Plains Energy must make certain “gross-up” payments regarding tax obligations relating to payments under the Severance Agreements as well as provide reimbursement of certain expenses relating to possible disputes that might arise.

Payments and other benefits under the Severance Agreements are in addition to balances due under the Great Plains Energy Long-Term Incentive Plan and Annual Incentive Plan. Upon a Change in Control (as defined in the Great Plains Energy Long-Term Incentive Plan), all stock options granted in tandem with limited stock appreciation rights will be automatically exercised.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 7, 2002, Innovative Energy Consultants Inc., a wholly-owned subsidiary of Great Plains Energy, merged with Environmental Lighting Concepts, Inc., with Innovative Energy Consultants continuing as the surviving corporation and a wholly-owned subsidiary of Great Plains Energy. At the time of the merger, Gregory J. Orman was Executive Vice President-Corporate Development and Strategic Planning of Great Plains Energy and owned approximately 67% of the stock of Environmental Lighting Concepts. Environmental Lighting Concepts’ only significant asset was a 5.8% indirect ownership interest in Strategic Energy, L.L.C., an indirect subsidiary of Great Plains Energy, and the merger increased Great Plains Energy’s indirect ownership in Strategic Energy, L.L.C. from approximately 83% to approximately 89%. On the date of the merger, Mr. Orman received $10.07 million from Great Plains Energy for his interest in Environmental Lighting Concepts in the form of 258,917 shares of Great Plains Energy common stock, valued at $5.34 million, and a short-term note for $4.73 million which was subsequently paid on January 2, 2003.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Great Plains Energy is composed of four independent directors. The Compensation Committee recommends to the Board the executive compensation structure and administers the policies and plans that govern compensation for the executive officers of Great Plains Energy. Executive compensation is consistent with the Great Plains Energy total remuneration philosophy which provides:

Given Great Plains Energy’s strategies in the competitive and demanding energy marketplace, attracting and retaining talent is a top priority. Great Plains Energy is committed to establishing total remuneration levels which are performance-based, competitive with the energy or utility market for jobs of similar scope to enable the organization to recruit and retain talented personnel at all levels in a dynamic and complex marketplace. This will be established through base salary, benefits and performance-based annual and long-term incentives. The incentive targets will be consistent with current trends in the energy or utility sector and the incentive measures will be appropriately tied to shareholder and customer interests.

The Compensation Committee has not adopted a policy concerning the Internal Revenue Services’ rules on the deductibility of compensation in excess of $1,000,000.

Base Salaries

The Compensation Committee reviews executive officer salaries regularly, at least once every twelve months, and makes adjustments as warranted. The Compensation Committee also compares annually executive compensation with national compensation surveys. Base salaries were established for 2002 on the basis of:

o   job responsibilities and complexity;
o   individual performance under established guidelines;
o   competitiveness for comparable positions in companies of similar size within the industry; and
o   sustained performance of Great Plains Energy.

Annual Incentives

Under the Great Plains Energy Annual Incentive Plan in 2002 (the “Plan”), executives received incentive compensation based upon the achievement of a specific corporate performance target based on Economic Value Added (EVA®1). Under the Plan, when shareholder value is increased by the amount of the annual EVA® goal, bonuses are paid at a target level that varies to reflect a participant’s level of responsibility. A minimum level of EVA® improvement has to be achieved before any bonus is awarded. EVA® improvement above the annual goal results in payouts above the target level. In 2002, the EVA® goal was met and bonuses were earned at the target level in the amounts set forth in the Summary Compensation Table.

(1)	EVA® is a registered trademark of Stern Stewart & Co. in the United States of America, France, the United Kingdom, Canada, Australia and Mexico.

Long-Term Incentive Plan

The Great Plains Energy Long-Term Incentive Plan, as approved by the shareholders in May 2002, provides for grants by the Compensation Committee of stock options, restricted stock, performance shares and other stock-based awards. The Compensation Committee believes that equity interests in Great Plains Energy by its executive officers more closely aligns the interests of management with shareholders and has established stock ownership guidelines for executive officers based on their level within the organization. Compliance with these guidelines is taken into consideration in determining grants under the Long-Term Incentive Plan. Stock options were granted in 2002 in the amounts set forth in the Summary Compensation Table. The stock options were granted at an exercise price equal to the fair market value on the date of issuance.

Chief Executive Officer

In determining the base salary for Bernard J. Beaudoin, the Chairman of the Board, President and Chief Executive Officer in 2002, the Compensation Committee considered:

o   financial performance of Great Plains Energy;
o   cost and quality of services provided;
o   leadership in enhancing the long-term value of Great Plains Energy; and
o   relevant salary data including information supplied by the Edison Electric Instutite (EEI).

Incentive awards to Mr. Beaudoin in 2002 under the Annual Incentive Plan and Long-Term Incentive Plan were determined in the same manner as other executive officers.

Directors’ and Executive Officers’ rights to Indemnity

The state laws under which each of the System companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the System companies’ charters or by-laws also provides for indemnification of directors and officers. Each of such company’s articles of incorporation, charters, by-laws, or regulations identifying these rights to indemnify are incorporated by reference or contained herein as exhibits. In addition, the directors and officers of Great Plains Energy and subsidiaries are insured under one or more directors’ and officers’ liability policies. Great Plains Energy and one or more of its subsidiaries have entered into standard forms of indemnity agreements with their respective officers and directors.

ITEM 7. CONTRIBUTION AND PUBLIC RELATIONS

(1)     Kansas City Power & Light Company has established a political action committee and has incurred, in accordance with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2)     Expenditures, disbursements, or payments, in money, goods or services, directly or indirectly to or for the account of any citizens group, or public relations counsel were as follows during 2002:

			Account	Amount
Name of Company	Name of Recipient Beneficiary	Purpose	Charged	(thousands)

Kansas City Power & Light Company	Full Employment Council (NAP)	Community activity	A&G Expense	$150
	Highwoods Realty Limited
Kansas City Power & Light Company	Partnership	Community activity	A&G Expense	$90
	The Greater Kansas City
Kansas City Power & Light Company	Community Foundation	Community activity	A&G Expense	$50
Kansas City Power & Light Company	Kansas City Harmony	Community activity	A&G Expense	$50
Kansas City Power & Light Company	Kansas City Public Library	Community activity	A&G Expense	$30
Kansas City Power & Light Company	Local Investment Commission	Community activity	A&G Expense	$25
Kansas City Power & Light Company	Bridging the Gap	Community activity	A&G Expense	$25
	Greater KC Community Foundation
Kansas City Power & Light Company	& Affiliated Trusts	Community activity	A&G Expense	$25
	Initiative for a Competitive
Kansas City Power & Light Company	Inner City-Kansas City	Community activity	A&G Expense	$25
	The National Conference of
Kansas City Power & Light Company	Community and Justice	Community activity	A&G Expense	$10
Kansas City Power & Light Company	Mid-America Regional Council	Community activity	A&G Expense	$10
Kansas City Power & Light Company	YMCA of Greater Kansas City	Community activity	A&G Expense	$10
Kansas City Power & Light Company	Bridging the Gap	Community activity	A&G Expense	$10
Kansas City Power & Light Company	Kansas City Consensus	Community activity	A&G Expense	$10
Kansas City Power & Light Company	Kansas City Harmony	Community activity	A&G Expense	$10
Kansas City Power & Light Company	Brush Creek Community Partners	Community activity	A&G Expense	$10
Kansas City Power & Light Company	Heart of America United Way	Donation	A&G Expense	$191
Kansas City Power & Light Company	Friends of the Zoo	Donation	A&G Expense	$100
Kansas City Power & Light Company	Metropolitan Community Colleges	Donation	A&G Expense	$20
	Foundation
Kansas City Power & Light Company	Mid America Assistance Coalition	Donation	A&G Expense	$20
Kansas City Power & Light Company	University of Missouri - Kansas City	Donation	A&G Expense	$20
Kansas City Power & Light Company	Swope Parkway Health Center	Donation	A&G Expense	$20
Kansas City Power & Light Company	Powell Gardens	Donation	A&G Expense	$20
Kansas City Power & Light Company	EPRISolutions	Donation	A&G Expense	$17
Kansas City Power & Light Company	Guadalupe Centers Inc.	Donation	A&G Expense	$15
Kansas City Power & Light Company	American Royal Association	Donation	A&G Expense	$15
Kansas City Power & Light Company	Westside Agency Collaborative	Donation	A&G Expense	$15
Kansas City Power & Light Company	Powell Gardens	Donation	A&G Expense	$15
Kansas City Power & Light Company	University of Missouri - Kansas City	Donation	A&G Expense	$14
Kansas City Power & Light Company	Kaw Valley Center	Donation	A&G Expense	$13
Kansas City Power & Light Company	Harvesters	Donation	A&G Expense	$10
Kansas City Power & Light Company	Armour Homes & Gollis	Donation	A&G Expense	$10
Kansas City Power & Light Company	Less than $10,000 - 226	Community
	beneficiaries	activities &	A&G Expense	$1,043
		Donations
Wolf Creek Nuclear Operating	Less than $10,000 -1 beneficiary		Income
Corporation	(contribution of $25)	Government relations	decuctions	$-
Strategic Energy, L.L.C	Less than $10,000 -1 beneficiary	Donation	A&G Expense	$1
R.S. Andrews Enterprises of
Charleston, Inc.	Less than $10,000 - 3 beneficiaries	Donations	A&G Expense	$1
R.S. Andrews Enterprises of Dallas, Inc.	Less than $10,000 - 4 beneficiaries	Donations	A&G Expense	$2
R. S. Andrews Enterprises of South	Less than $10,000 -1 beneficiary
Carolina, Inc.	(contribution of $250)	Donation	A&G Expense	$-
R.S. Andrews of Fairfax, Inc.	Less than $10,000 -1 beneficiary
	(contribution of $100)	Donation	A&G Expense	$-
R.S. Andrews of Maryland, Inc.	Less than $10,000-17 beneficiaries	Donations	A&G Expense	$3
R.S. Andrews Services, Inc.	Less than $10,000 - 2 beneficiaries	Donations	A&G Expense	$3
R.S. Andrews of Tidewater, Inc.	Less than $10,000 - 1 beneficiary	Donation	A&G Expense	$1

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies during 2002 are as follows:

	Serving	Receiving	Compensation
Transaction	Company	Company	(thousands)
Corporate services	Kansas City Power & Light Company	Great Plains Energy Incorporated (Note 1)	$1,445
Misc. services & materials	Kansas City Power & Light Company	Great Plains Energy Incorporated (Note 1)	$1,114
Corporate services	Kansas City Power & Light Company	Great Plains Power Incorporated (Note 1)	$977
Misc. services & materials	Kansas City Power & Light Company	Great Plains Power Incorporated (Note 1)	$399
Corporate services	Kansas City Power & Light Company	Strategic Energy, L.L.C (Note 1)	$15
Investment management	KLT Inc.	KLT Investments Inc. (Note 1)	$35
Investment management	KLT Inc.	KLT Investments II Inc. (Note 1)	$35
Investment management	KLT Inc.	KLT Energy Services Inc. (Note 1)	$71
Investment management	KLT Inc.	KLT Gas Inc. (Note 1)	$50
Investment management	KLT Inc.	KLT Telecom Inc. (Note 1)	$130
Corporate services	Kansas City Power & Light Company	Home Service Solutions Inc. (Note 2)	$443
Misc. services & materials	Kansas City Power & Light Company	Home Service Solutions Inc. (Note 2)	$53
Corporate services	Kansas City Power & Light Company	Worry Free Service, Inc. (Note 2)	$436
Misc. services & materials	Kansas City Power & Light Company	Worry Free Service, Inc. (Note 2)	$1,151
Corporate services	Kansas City Power & Light Company	KLT Inc. (Note 3)	$2,937
(Note 4)	R.S. Andrews Enterprises, Inc.	(Note 4)	$-
Space rental	KLT Telecom Inc.	Digital Teleport, Inc. (Note 5)	$63
Communication services	Digital Teleport, Inc.	KLT Telecom Inc. (Note 5)	$11
Investment management	KLT Telecom Inc.	Digital Teleport, Inc. (Note 6)	$25
	Wolf Creek Nuclear Operating
(Note 7)	Corporation	Kansas City Power & Light Company	$92,442
Operational and
administrative services (Note 5)	KLT Gas Inc.	Subsidiaries of KLT Gas Inc.	$-
Construction & maintenance
management (Note 8)	Custom Energy, L.L.C.	Custom Energy / M&E Sales, L.L.C.	$-

Note 1: Provided under informal arrangements. Provision of goods and services are authorized by Commission order (HCAR 27436).

Note 2: Provided under contracts dated September 4, 1998, in effect as of December 31, 2002.

Note 3: Provided under contracts dated February 18, 1993 and August 6, 2001, in effect as of December 31, 2002.

Note 4: R.S. Andrews Enterprises, Inc. provides for its subsidiaries, services including finance, accounting, human resource, fleet management, information technology, new business development, legal and insurance. During 2002, no direct or indirect charges or costs of capital were billed by R.S. Andrews Enterprises, Inc. to any of its subsidiaries.

Note 5: Provided under informal arrangements.

Note 6: Provided under formal arrangements, in effect as of December 31, 2002.

Note 7: Under an agreement dated April 14, 1986, Wolf Creek Nuclear Operating Corporation (“WCNOC”) operates solely as agent for the owners of the Wolf Creek Generating Station, including Kansas City Power & Light Company (“KCP&L”). KCP&L directly pays for its 47% share of the costs to operate, maintain, and repair the Station by transferring funds to a joint bank account held by the owners of the Station. WCNOC, as agent for the owners, disburses funds from the account to pay its employees and invoices from third parties. During 2002, KCP&L transferred $92.4 million to the joint bank account. The April 14, 1986 agreement was in effect as of December 31, 2002.

Note 8: The construction management services were performed under a contract dated March 22, 1999. The contract was not in effect at December 31, 2002. The maintenance management services were not provided under any formal arrangements.

Part II. There were no contracts to purchase services or goods during 2002 from any affiliate (other than a System company) or from a company in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities.

Part III. The System companies do not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Neither Great Plains Energy Incorporated or any its subsidiaries held any interest in an exempt wholesale generator or a foreign utility company during 2002.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Consolidated Financial Statements and Notes 1 through 20 to the Consolidated Financial Statements are incorporated herein by reference, in Exhibit A-1, in the combined Annual Report of Great Plains Energy Incorporated and Kansas City Power & Light Company on Form 10-K for the year 2002.

The financial statements of inactive subsidiaries, and of subsidiaries which cannot be obtained are omitted.

By permission of the Staff of the Commission, consolidating cash flows are not presented for the following companies. These companies are included in the consolidated cash flows of Home Service Solutions, Inc., (located in Exhibit F-2).

Worry Free Service, Inc.	R.S. Andrews Enterprises, Inc.
RSA Services Termite & Pest Control, Inc.	R.S. Andrews Enterprises of Kansas, Inc.
R.S. Andrews Enterprises of Tennessee, Inc.	R.S. Andrews of Stuart II, Inc.
R.S. Andrews Enterprises of Charleston, Inc.	R.S. Andrews of Chattanooga, Inc.
R.S. Andrews of Maryland, Inc.	R.S. Andrews Enterprises of South Carolina, Inc.
R.S. Andrews of Wilmington, Inc.	R.S. Andrews of Alabama, Inc.
R.S. Andrews Enterprises of Columbus, Inc.	Premier Service Systems, Inc.
R.S. Andrews of Fairfax, Inc.	R.S. Andrews of Tidewater, Inc.
R.S. Andrews Enterprises of Dallas, Inc.	R.S. Andrews Services, Inc.

By permission of the Staff of the Commission, consolidating cash flows are not presented for the following companies. These companies are included in the consolidated cash flows of KLT Inc., (located in Exhibit F-2).

KLT Investments Inc.	KLT Investments II Inc.
KLT Energy Services Inc.	Custom Energy Holdings, L.L.C.
Strategic Energy, L.L.C	KLT Gas Inc.
Apache Canyon Gas, L.L.C	FAR Gas Acquisitions Corporation
Forest City, LLC	Forest City Gathering, LLC
KLT Gas Operating Company	Patrick KLT Gas, LLC
KLT Telecom Inc.	Advanced Measurement Solutions, Inc.
Copier Solutions, LLC	eChannel, Inc.
Municipal Solutions, L.L.C	Telemetry Solutions, L.L.C.
Globalutilityexchange.com, LLC	DTI Holdings, Inc.
Digital Teleport, Inc.	Digital Teleport Nationwide LLC
Digital Teleport of Virginia, Inc.

FINANCIAL STATEMENTS

F-1	The consent of the independent accountants as to the incorporation by reference of their reports on the consolidated financial statements and the footnotes of Great Plains Energy Incorporated and Subsidiaries, and Kansas City Power & Light Company and Subsidiaries, for the year ended December 31, 2002 is included in Exhibit F-1.

F-2	Consolidating Financial Statements of Great Plains Energy Incorporated for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-3	Consolidating Financial Statements of Home Service Solutions Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-4	Consolidating Financial Statements of KLT Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-5	Consolidating Financial Statements of KLT Energy Services Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-6	Consolidating Financial Statements of KLT Gas Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-7	Financial Statements of Kansas City Power & Light Receivables Company for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-8	Statement of Owners’ Assets and Statement of Expenses of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2002.

F-9	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Kansas City Power & Light Company.

F-10	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Wolf Creek Nuclear Operating Corporation.

F-11	The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001 are incorporated herein by reference to Exhibit F-12 in Amendment No. 1 to Form U5S for the year ended December 31, 2001. During 2002, no change in the accounts used has occurred (pursuant to Rule 26 (b)).

F-12	The chart of accounts of R.S. Andrews Enterprises Inc. and its subsidiaries as of December 31, 2001 are incorporated herein by reference to Exhibit F-13 in Amendment No.1 to Form U5S for the year ended December 31, 2001. During 2002, no change in the accounts used has occurred (pursuant to Rule 26 (b)).

EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.

    Exhibit
Designation                       Description of Exhibit

A-1*	Combined Annual Reports of Great Plains Energy Incorporated and of Kansas City Power & Light Company on Form 10-K for the year ended December 31, 2002. (File Nos. 001-00707 and 000-33207)

B-1*	Articles of Incorporation of Great Plains Energy Incorporated dated March 13, 2001 (Exhibit 3.i to Form 8-K filed October 1, 2001, File No. 000-33207)

B-2*	Bylaws of Great Plains Energy Incorporated dated March 13, 2001 (Exhibit 3.ii to Form 8-K filed October 1, 2001, File No. 000-33207)

B-3	Articles of Incorporation of Innovative Energy Consultants, Inc. dated June 21, 2002

B-4	Bylaws of Innovative Energy Consultants, Inc. dated June 21, 2002

B-5*	Restated Articles of Consolidation of Kansas City Power & Light Company, as amended October 1, 2001 (Exhibit 3-(i) to Form 10-Q for quarter ended September 30, 2001, File No. 001-00707)

B-6*	Bylaws of Kansas City Power & Light Company, as amended and in effect on November 7, 2000 (Exhibit 3-b to Form 10-K for the year ended December 31, 2000, File No. 001-00707)

B-7	Amended Articles Accepting Close Corporation dated July 9, 2002 of Great Plains Power Incorporated

B-8	Amended and Restated Bylaws dated July 9, 2002 of Great Plains Power Incorporated

B-9*	Articles of Incorporation as amended February 4, 2000 of Kansas City Power & Light Receivables Company (Exhibit B-7 to Form U5S/A for the year ended December 31, 2001)

B-10*	Bylaws of Kansas City Power & Light Receivables Company (Exhibit B-8 to Form U5S/A for the year ended December 31, 2001)

B-11*	Amended and Restated Certificate of Incorporation dated December 30, 1993 of Wolf Creek Nuclear Operating Corporation (Exhibit B-9 to Form U5S/A for the year ended December 31, 2001)

B-12*	Bylaws as amended December 1, 1993 of Wolf Creek Nuclear Operating Corporation (Exhibit B-10 to Form U5S/A for the year ended December 31, 2001)

B-13*	Certificate of Amendment to Articles of Incorporation of Home Service Solutions Inc. (Exhibit B-11 to Form U5S/A for the year ended December 31, 2001)

B-14*	Bylaws dated May 7, 1998 of Home Service Solutions, Inc. (Exhibit B-12 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

B-15*	Certificate of Amendment to Articles of Incorporation of Worry Free Service, Inc. (Exhibit B-13 to Form U5S/A for the year ended December 31, 2001)

B-16*	Bylaws dated January 29, 1997 of Worry Free Service, Inc. (Exhibit B-14 to Form U5S/A for the year ended December 31, 2001)

B-17*	Certificate of Incorporation dated May 22, 1998 of R.S. Andrews Enterprises, Inc. (Exhibit B-15 to Form U5S/A for the year ended December 31, 2001)

B-18*	Bylaws of R.S. Andrews Enterprises, Inc. (Exhibit B-16 to Form U5S/A for the year ended December 31, 2001)

B-19*	Stockholders Agreement dated May 29, 1998, by and among R.S. Andrews Enterprises, Inc., Home Service Solutions Inc. and R. Stephen Andrews, individually and in his capacity as Voting Trustee and shareholder's representative, and First Amendment to Stockholders Agreement dated as of April 1, 1999, by and among R.S. Andrews Enterprises, Inc. and the stockholders of the Company set forth on the signature pages (Exhibit B-131 to Form U5S/A for the year ended December 31, 2001)

B-20*	Articles of Incorporation as amended July 31, 1998 of R.S. Andrews Termite & Pest Control, Inc. (Exhibit B-17 to Form U5S/A for the year ended December 31, 2001)

B-21*	Bylaws of R.S. Andrews Termite & Pest Control, Inc. (Exhibit B-18 to Form U5S/A for the year ended December 31, 2001)

B-22*	Articles of Incorporation of R.S. Andrews Enterprises of Charleston, Inc. (Exhibit B-21 to Form U5S/A for the year ended December 31, 2001)

B-23*	Bylaws of R.S. Andrews Enterprises of Charleston, Inc. (Exhibit B-22 to Form U5S/A for the year ended December 31, 2001)

B-24*	Articles of Incorporation of R.S. Andrews Enterprises of Dallas, Inc. (Exhibit B-25 to Form U5S/A for the year ended December 31, 2001)

B-25*	Bylaws of R.S. Andrews Enterprises of Dallas, Inc. (Exhibit B-26 to Form U5S/A for the year ended December 31, 2001)

B-26*	Articles of Incorporation of R.S. Andrews Enterprises of Kansas, Inc. (Exhibit B-27 to Form U5S/A for the year ended December 31, 2001)

B-27*	Bylaws of R.S. Andrews Enterprises of Kansas, Inc. (Exhibit B-28 to Form U5S/A for the year ended December 31, 2001)

B-28*	Articles of Incorporation of R.S. Andrews Enterprises of South Carolina, Inc. (Exhibit B-29 to Form U5S/A for the year ended December 31, 2001)

B-29*	Bylaws of R.S. Andrews Enterprises of South Carolina, Inc. (Exhibit B-30 to Form U5S/A for the year ended December 31, 2001)

B-30*	Articles of Incorporation of R.S. Andrews of Chattanooga, Inc. (Exhibit B-31 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

B-31*	Bylaws of R.S. Andrews of Chattanooga, Inc. (Exhibit B-32 to Form U5S/A for the year ended December 31, 2001)

B-32*	Articles of Incorporation of R.S. Andrews of Fairfax, Inc. (Exhibit B-33 to Form U5S/A for the year ended December 31, 2001)

B-33*	Bylaws of R.S. Andrews of Fairfax, Inc. (Exhibit B-34 to Form U5S/A for the year ended December 31, 2001)

B-34*	Articles of Incorporation of R.S. Andrews of Maryland, Inc. (Exhibit B-35 to Form U5S/A for the year ended December 31, 2001)

B-35*	Bylaws of R.S. Andrews of Maryland, Inc. (Exhibit B-36 to Form U5S/A for the year ended December 31, 2001)

B-36*	Articles of Incorporation of R.S. Andrews Services, Inc. (Exhibit B-37 to Form U5S/A for the year ended December 31, 2001)

B-37*	Bylaws of R.S. Andrews Services, Inc. (Exhibit B-38 to Form U5S/A for the year ended December 31, 2001)

B-38*	Articles of Incorporation of R.S. Andrews of Stuart II, Inc. (Exhibit B-39 to Form U5S/A for year ended December 31, 2001)

B-39*	Bylaws of R.S. Andrews of Stuart II, Inc. (Exhibit B-40 to Form U5S/A for the year ended December 31, 2001)

B-40*	Articles of Incorporation of R.S. Andrews of Tidewater, Inc. (Exhibit B-41 to Form U5S/A for the year ended December 31, 2001)

B-41*	Bylaws of R.S. Andrews of Tidewater, Inc. (Exhibit B-42 to Form U5S/A for the year ended December 31, 2001)

B-42*	Articles of Incorporation of R.S. Andrews of Wilmington, Inc. (Exhibit B-43 to Form U5S/A for the year ended December 31, 2001)

B-43*	Bylaws of R.S. Andrews of Wilmington, Inc. (Exhibit B-44 to Form U5S/A for the year ended December 31, 2001)

B-44*	Articles of Incorporation, with amendments, of KLT Inc. (Exhibit B-83 to Form U5S/A for the year ended December 31, 2001)

B-45	Bylaws of KLT Inc., as amended through May 7, 2002

B-46*	Amended Articles Accepting Close Corporation Law dated May 22, 2000 of KLT Investments Inc. (Exhibit B-85 to Form U5S/A for the year ended December 31, 2001)

B-47*	Amended and Restated Bylaws of KLT Investments Inc. (Exhibit B-86 to Form U5S/A for the year ended December 31, 2001)

B-48*	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Investments II Inc. (Exhibit B-87 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

B-49*	Amended and Restated Bylaws of KLT Investments II Inc. (Exhibit B-88 to Form U5S/A for the year ended December 31, 2001)

B-50*	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Energy Services Inc. (Exhibit B-91 to Form U5S/A for the year ended December 31, 2001)

B-51*	Bylaws of KLT Energy Services Inc., as amended through July 3, 2000 (Exhibit B-92 to Form U5S/A for the year ended December 31, 2001)

B-52*	Certification of Formation, with amendments, of Custom Energy Holdings, LLC (Exhibit B-93 to Form U5S/A for the year ended December 31, 2001)

B-53	Second Amended and Restated Limited Liability Company Agreement dated July 26, 2002 of Custom Energy Holdings, LLC

B-54	Amendment No. 1 dated March 25, 2003 to the Second Amended and Restated Limited Liability Agreement of Custom Energy Holdings, LLC

B-55*	Certificate of Formation dated September 24, 1998 of Strategic Energy, LLC (Exhibit B-95 to Form U5S/A for the year ended December 31, 2001)

B-56*	Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (Exhibit B-96 to Form U5S/A for the year ended December 31, 2001)

B-57	Amendment No. 2 dated March 25, 2003 to the Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC

B-58	Certificate of Formation filed December 8, 1999 of Custom Energy, L.L.C.

B-59	Amended and Restated Limited Liability Company Agreement dated July 26, 2002 of Custom Energy, L.L.C.

B-60	Certificate of Formation dated October 29, 1997 of Custom Energy/M & E Sales, L.L.C.

B-61	Limited Liability Company Agreement dated March 19, 1998 of Custom Energy/M & E Sales, L.L.C.

B-62	Certificate of Formation dated February 13, 1998 of CM2, L.L.C.

B-63*	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Gas Inc. (Exhibit B-97 to Form U5S/A for the year ended December 31, 2001)

B-64*	Amended and Restated Bylaws of KLT Gas Inc. (Exhibit B-98 to Form U5S/A for the year ended December 31, 2001)

B-65*	Certificate of Formation dated December 19, 1995 of Apache Canyon Gas, LLC (Exhibit B-99 to Form U5S/A for the year ended December 31, 2001)

B-66*	Amended and Restated Operating Agreement dated March 17, 1999 of Apache Canyon Gas, LLC (Exhibit B-100 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

B-67*	Articles of Incorporation, with amendments, of Far Gas Acquisition Corporation (Exhibit B-101 to Form U5S/A for the year ended December 31, 2001)

B-68*	Amended and Restated Bylaws of Far Gas Acquisition Corporation (Exhibit B-102 to Form U5S/A for the year ended December 31, 2001)

B-69*	Certificate of Formation dated May 31, 2001 of Forest City, LLC (Exhibit B-103 to Form U5S/A for the year ended December 31, 2001)

B-70*	Limited Liability Company Agreement dated May 31, 2001 of Forest City, LLC (Exhibit B-104 to Form U5S/A for the year ended December 31, 2001)

B-71*	Certificate of Formation of Forest City Gathering, LLC (Exhibit B-105 to Form U5S/A for the year ended December 31, 2001)

B-72*	Limited Liability Company Agreement dated August 3, 2001 of Forest City Gathering, LLC (Exhibit B-106 to Form U5S/A for the year ended December 31, 2001)

B-73*	Articles of Incorporation for a Close Corporation dated May 20, 1999 of KLT Gas Operating Company (Exhibit B-107 to Form U5S/A for the year ended December 31, 2001)

B-74*	Bylaws of KLT Gas Operating Company (Exhibit B-108 to Form U5S/A for the year ended December 31, 2001)

B-75*	Certificate of Limited Liability Company of Patrick KLT Gas, LLC (Exhibit B-109 to Form U5S/A for the year ended December 31, 2001)

B-76*	Members Agreement/Operating Agreement of Patrick KLT Gas, LLC (Exhibit B-110 to Form U5S/A for the year ended December 31, 2001)

B-77*	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Telecom Inc. (Exhibit B-111 to Form U5S/A for the year ended December 31, 2001)

B-78*	Amended and Restated Bylaws of KLT Telecom Inc. (Exhibit B-112 to Form U5S/A for the year ended December 31, 2001)

B-79*	Certificate of Incorporation, with amendments, of Advanced Measurement Solutions, Inc. (Exhibit B-113 to Form U5S/A for the year ended December 31, 2001)

B-80*	Bylaws dated June 5, 1997 of Digital Systems Engineering, Inc. (now known as Advanced Measurement Solutions, Inc.) (Exhibit B-114 to Form U5S/A for the year ended December 31, 2001)

B-81*	Certificate of Organization Limited Liability Company dated May 12, 1998 of Copier Solutions, LLC (Exhibit B-115 to Form U5S/A for the year ended December 31, 2001)

B-82*	Operating Agreement dated June 2, 1998 of Copier Solutions, LLC (Exhibit B-116 to Form U5S/A for the year ended December 31, 2001)

B-83*	Restated Certificate of Incorporation dated February 12, 1999 of eChannel, Inc. (Exhibit B-117 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

B-84*	Certificate of Formation, with amendments, of Municipal Solutions, Inc. (Exhibit B-118 to Form U5S/A for the year ended December 31, 2001)

B-85*	Limited Liability Company Agreement dated January 9, 1997 of Municipal Solutions, LLC (Exhibit B-119 to Form U5S/A for the year ended December 31, 2001)

B-86*	Certificate of Formation, with amendments, of Telemetry Solutions, LLC (Exhibit B-120 to Form U5S/A for the year ended December 31, 2001)

B-87*	Limited Liability Company Agreement dated January 9, 1997 of Telemetry Solutions, LLC (Exhibit B-121 to Form U5S/A for the year ended December 31, 2001)

B-88*	Restated Articles of Incorporation dated April 16, 1998 of DTI Holdings, Inc. (Exhibit B-123 to Form U5S/A for the year ended December 31, 2001)

B-89*	Bylaws of DTI Holdings, Inc., as amended through April 19, 2001 (Exhibit B-124 to Form U5S/A for the year ended December 31, 2001)

B-90*	Second Restated Articles of Incorporation dated April 16, 1998 of Digital Teleport, Inc. (Exhibit B-125 to Form U5S/A for the year ended December 31, 2001)

B-91*	Bylaws of Digital Teleport, Inc., as amended through April 19, 2001 (Exhibit B-126 to Form U5S/A for the year ended December 31, 2001)

B-92*	Articles of Organization dated October 31, 2001 of Digital Teleport Nationwide, LLC (Exhibit B-127 to Form U5S/A for the year ended December 31, 2001)

B-93*	Articles of Incorporation dated September 18, 1998 of Digital Teleport of Virginia, Inc. (Exhibit B-128 to Form U5S/A for the year ended December 31, 2001)

B-94	Bylaws of Digital Teleport of Virginia, Inc. as amended and restated December 28, 2001

B-95*	Shareholders Agreement among DTI Holdings, Inc., Richard D. Weinstein and KLT Telecom Inc. dated February 6, 2001 (Exhibit 10.31 to DTI Holdings, Inc. Form 10-Q for the quarter ended March 31, 2001, File No. 333-50049)

B-96*	Purchase Agreement by and between DTI Holdings, Inc. and the Initial Purchasers named therein, dated as of February 13, 1998 (Exhibit 10.30 to the DTI Holdings, Inc. Registration Statement, File No. 333-50049)

B-97*	Warrant Agreement by and between DTI Holdings, Inc. and The Bank of New York, as Warrant Agent, dated February 23, 1998 (Exhibit 4.3 to the DTI Holdings, Inc. Registration Statement, File No. 333-50049)

B-98*	Warrant Registration Rights Agreement by and among DTI Holdings, Inc. and the Initial Purchasers named therein, dated February 23, 1998 (Exhibit 4.4 to the DTI Holdings, Inc. Registration Statement, File No. 333-50049)

B-99*	Warrant agreement, by and among Digital Teleport, Inc. and Banque Indosuez expiring October 21, 2007 (Exhibit 4.13 to DTI Holdings, Inc. Annual Report on Form 10K for the period ended June 30, 2000, File No. 333-50049)

    Exhibit
Designation                       Description of Exhibit

B-100*	Long-Term Incentive Award Plan of DTI Holdings, Inc. (Exhibit 2.2 to the DTI Holdings, Inc. S- 4, File No. 333-50049)

B-101*	DTI Holdings, Inc. 2001 Stock Option Plan (Exhibit 10.32 to the DTI Holdings, Inc. Form 10-Q for the quarter ended March 31, 2001, File No. 333-50049)

B-102*	Amended DTI Holdings, Inc. 2001 Stock Option Plan (Exhibit 10.35 to the DTI Holdings, Inc. Form 10-Q for the quarter ended June 30, 2001, File No. 333-50049)

B-103*	Great Plains Energy Incorporated Long-Term Incentive Plan (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002, File No. 0-33207)

B-104*	Resolution of Board of Directors Establishing 3.80% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-R to Registration Statement, Registration No. 2-40239)

B-105*	Resolution of Board of Directors Establishing 4.50% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-T to Registration Statement, Registration No. 2-40239)

B-106*	Resolution of Board of Directors Establishing 4.20% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-U to Registration Statement, Registration No. 2-40239)

B-107*	Resolution of Board of Directors Establishing 4.35% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-V to Registration Statement, Registration No. 2-40239)

C-1*	General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4-bb to Form 10-K for the year ended December 31, 1986, File No. 001-00707)

C-2*	Fourth Supplemental Indenture dated as of February 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-y to Form 10-K for year ended December 31, 1991, File No. 001-00707)

C-3*	Fifth Supplemental Indenture dated as of September 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1992, File No. 001-00707)

C-4*	Sixth Supplemental Indenture dated as of November 1, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-z to Registration Statement, Registration No. 33-54196)

C-5*	Seventh Supplemental Indenture dated as of October 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1993, File No. 001-00707)

    Exhibit
Designation                       Description of Exhibit

C-6*	Eighth Supplemental Indenture dated as of December 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4 to Registration Statement, Registration No. 33-51799)

C-7*	Ninth Supplemental Indenture dated as of February 1, 1994, to Indenture dated as of December 1, 1986 (Exhibit 4-h to Form 10-K for year ended December 31, 1993, File No. 001-00707)

C-8*	Indenture for Medium-Term Note Program dated as of February 15, 1992, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-bb to Registration Statement, Registration No. 33-45736)

C-9*	Indenture for Medium-Term Note Program dated as of November 15, 1992, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-aa to Registration Statement, Registration No. 33-54196)

C-10*	Amended and Restated Declaration of Trust of Kansas City Power & Light Company Financing I dated April 15, 1997 (Exhibit 4-a to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-11*	Indenture dated as of April 1, 1997 between the Company and The First National Bank of Chicago, Trustee (Exhibit 4-b to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-12*	First Supplemental Indenture dated as of April 1, 1997 to the Indenture dated as of April 1, 1997 between the Company and The First National Bank of Chicago, Trustee (Exhibit 4-c to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-13*	Preferred Securities Guarantee Agreement dated April 15, 1997 (Exhibit 4-d to Form 10-Q for the period ended March 31, 1997)

C-14*	Indenture for $150 million aggregate principal amount of 6.50% Senior Notes due November 15, 2011 and $250 million aggregate principal amount of 7.125% Senior Notes due December 15, 2005 dated as of December 1, 2000, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-a to Report on Form 8-K dated December 18, 2000)

C-15*	Indenture for $225 million aggregate principal amount of 6.00% Senior Notes due 2007, Series B, dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.1.b to Form 10-Q for the period ended March 31, 2002)

C-16*	Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association (Exhibit 10.2.d to Form 10-K for year ended December 31, 2001, File No. 001-00707)

C-17*	Indenture by and between DTI Holdings, Inc. and The Bank of New York, as Trustee, for 12 1/2% Senior Discount Notes due 2008, dated February 23, 1998 (Exhibit 4.1 to DTI Holdings, Inc. S-4, File No. 333-50049)

C-18*	Promissory Note dated November 4, 1994, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation in the face amount of $4,113,163 (Exhibit C-21 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

C-19*	Promissory Note dated June 30, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH Capital Contribution in the face amount of $4,314,704 (Exhibit C-22 to Form U5S/A for the year ended December 31, 2001)

C-20	Promissory Note dated December 21, 1995, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Contribution in the face amount of $2,010,031

C-21	Promissory Note dated May 1, 1996, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Contribution in the face amount of $906,864

C-22	Promissory Note dated October 1, 1996, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Contribution in the face amount of $1,361,428

C-23*	Promissory Note dated March 31, 1999, due October 1, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $2,090,419 (Exhibit C-27 to Form U5S/A for the year ended December 31, 2001)

C-24*	Promissory Note dated August 18, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $3,863,290 (Exhibit C-28 to Form U5S/A for the year ended December 31, 2001)

C-25*	Promissory Note dated July 1, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $3,113,439 (Exhibit C-29 to Form U5S/A for the year ended December 31, 2001)

C-26*	Promissory Note dated May 12, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $5,318,971 (Exhibit C-30 to Form U5S/A for the year ended December 31, 2001)

C-27*	Promissory Note dated November 2, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $3,243,051 (Exhibit C-31 to Form U5S/A for the year ended December 31, 2001)

C-28	Promissory Note dated March 1, 1996, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $2,001,793

C-29*	Promissory Note dated March 21, 1997, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $3,563,614 (Exhibit C-32 to Form U5S/A for the year ended December 31, 2001)

C-30*	Promissory Note dated March 21, 1997, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $6,712,389 (Exhibit C-33 to Form U5S/A for the year ended December 31, 2001)

C-31*	Promissory Note dated January 29, 1998, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $8,613,347 (Exhibit C-34 to Form U5S/A for the year ended December 31, 2001)

C-32*	Promissory Note dated March 30, 1999, due October 1, 2008, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $5,547,350 (Exhibit C-35 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

C-33	Promissory Note dated January 29, 1998, due May 15, 206, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $1,540,161

C-34*	Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and John Hancock Life Insurance Company relating to certain promissory notes issued by KLT Investments Inc., including the promissory notes included in Exhibits C-21 through C-31, and C-33 through C-35 (Exhibit C-36 to Form U5S/A for the year ended December 31, 2001)

C-35*	Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and Community Reinvestment Fund, Inc., made as of October 1, 2001, relating to the promissory note included in Exhibit C-32 (Exhibit C-37 to Form U5S/A for the year ended December 31, 2001)

C-36*	Remaining Shares Put Option Agreement between KLT Telecom Inc. and Richard D. Weinstein, dated February 6, 2001 (Exhibit C-38 to Form U5S/A for the year ended December 31, 2001)

C-37*	Remaining Shares Call Option Agreement between Richard D. Weinstein and KLT Telecom Inc., dated February 6, 2001 (Exhibit C-39 to Form U5S/A for the year ended December 31, 2001)

C-38*	Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001)

C-39*	Facilities Use Agreement by and between St. Joseph Light & Power Company and Kansas City Power & Light Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001)

C-40*	Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001)

C-41*	Short Term Railcar Lease Agreement between Kansas City Power & Light Company and Midwest Generation LLC, dated October 30, 2001 (Exhibit C-43 to Form U5S/A for the year ended December 31, 2001)

C-42*	Net Lease of Railroad Equipment between Kansas City Power & Light Company and Pullman Leasing Company, dated January 11, 1989 (Exhibit C-44 to Form U5S/A for the year ended December 31, 2001)

C-43*	Master Railcar Lease between The CIT Group/Equipment Financing, Inc. and Kansas City Power & Light Company, dated May 2, 2001 (Exhibit C-45 to Form U5S/A for the year ended December 31, 2001)

C-44*	Master Lease Agreement between The Equipment Funding Group, a Division of Provident Commercial Group, Inc. and Kansas City Power & Light Company, dated June 18, 2001 (Exhibit C-46 to Form U5S/A for the year ended December 31, 2001)

    Exhibit
Designation                       Description of Exhibit

C-45*	Railcar Lease dated as of April 15, 1994, between Shawmut Bank Connecticut, National Association, and Kansas City Power & Light Company (Exhibit 10 to Form 10-Q for period ended June 30, 1994, File No. 001-00707)

C-46*	Railcar Lease dated as of January 31, 1995, between First Security Bank of Utah, National Association, and Kansas City Power & Light Company (Exhibit 10-o to Form 10-K for year ended December 31, 1994, File No. 001-00707)

C-47*	Railcar Lease dated as of September 8, 1998, between CCG Trust Corporation and Kansas City Power & Light Company (Exhibit 10(b) to Form 10-Q for period ended September 30, 1998, File No. 001-00707)

C-48	Equipment Sublease Agreement among City of Burlington, Kansas and Kansas City Power & Light Company dated as of December 1, 1993

C-49	Equipment Sublease Agreement among City of LaCygne, Kansas and Kansas City Power & Light Company dated as of February 1, 1994

C-50	Equipment Sublease Agreement among City of Burlington, Kansas and Kansas City Power & Light Company dated as of August 1, 1998

C-51	Secured Promissory Note dated December 23, 2002 between R.S. Andrews of Maryland, Inc. and Richard Roeder, Jr.

C-52	Secured Promissory Note dated December 23, 2002 between R.S. Andrews Enterprises, Inc. and Chamberlain & Cansler, Inc.

D-1*	Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, dated as of October 1, 2001 (Exhibit D-1 to Form U5S/A for the year ended December 31, 2001)

D-2*	Amendment to Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, effective as of October 1, 2001 (Exhibit D-2 to Form U5S/A for the year ended December 31, 2001)

D-3	State Tax Return Addendum to Tax Allocation Agreement among Great Plains Energy Incorporated and Subsidiaries, effective as of October 1, 2001

E-1*	KCP&L Employee Electrical Appliance and Computer Sales Program (Exhibit E-1 to Form U5S/A for the year ended December 31, 2001)

E-2	KCP&L Residential Heating and Cooling Systems Program

E-3	Electric Kansas Supplemental 2002 Annual Report to the State of Kansas State Corporation Commission for the year ending December 31, 2002 of Kansas City Power & Light Company (filed on Form SE)

E-4	Electric Utility Annual Report of Wolf Creek Nuclear Operating Corporation to the State of Kansas State Corporation Commission for the year ending December 31, 2002 (filed on Form SE)

    Exhibit
Designation                       Description of Exhibit

F-1	The consent of the independent accountants as to the incorporation by reference of their reports on the consolidated financial statements and the footnotes of Great Plains Energy Incorporated and Subsidiaries, and Kansas City Power & Light Company and Subsidiaries, for the year ended December 31, 2002 is included in Exhibit F-1.

F-2	Consolidating Financial Statements of Great Plains Energy Incorporated for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-3	Consolidating Financial Statements of Home Service Solutions Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-4	Consolidating Financial Statements of KLT Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-5	Consolidating Financial Statements of KLT Energy Services Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-6	Consolidating Financial Statements of KLT Gas Inc. for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-7	Financial Statements of Kansas City Power & Light Receivables Company for the year ended December 31, 2002. (Filed pursuant to Rule 104(b)).

F-8	Statement of Owners' Assets and Statement of Expenses of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2002.

F-9	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Kansas City Power & Light Company.

F-10	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Wolf Creek Nuclear Operating Corporation.

F-11	The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001 are incorporated herein by reference to Exhibit F-12 in Amendment No. 1 to Form U5S for the year ended December 31, 2001. During 2002, no change in the accounts used has occurred (pursuant to Rule 26 (b)).

F-12	The chart of accounts of R.S. Andrews Enterprises Inc. and its subsidiaries as of December 31, 2001 are incorporated herein by reference to Exhibit F-13 in Amendment No.1 to Form U5S for the year ended December 31, 2001. During 2002, no change in the accounts used has occurred (pursuant to Rule 26 (b)).

SIGNATURE

Great Plains Energy Incorporated, a registered holding company, has duly caused this annual report for the year ended December 31, 2002, to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Great Plains Energy Incorporated

/s/ Andrea F. Bielsker
Andrea F. Bielsker

Senior Vice President - Finance, Chief Financial
Officer and Treasurer

April 30, 2003